UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EndoChoice Holdings, Inc.

(Name of Subject Company)

EndoChoice Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29272U103

(CUSIP Number of Class of Securities)

James B. Young, Jr.

General Counsel and Corporate Secretary

EndoChoice Holdings, Inc.

11405 Old Roswell Road

Alpharetta, Georgia 30009

(888) 682-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Keith M. Townsend

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is EndoChoice Holdings, Inc., a Delaware corporation (“EndoChoice”). EndoChoice’s principal executive offices are located at 11405 Old Roswell Road, Alpharetta, Georgia 30009, and its telephone number is (888) 682-3636. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “EndoChoice” refer to EndoChoice Holdings, Inc.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is EndoChoice’s common stock, par value $0.001 per share (“Common Stock,” and the shares of Common Stock being referred to as the “Shares”). As of September 23, 2016, there were (1) 25,393,206 Shares outstanding (exclusive of 612,786 Shares subject to forfeiture or other restrictions granted under the EndoChoice Holdings, Inc. 2015 Equity Incentive Plan, the ECPM Holdings, LLC 2013 Incentive Unit Plan, the Peer Medical Ltd. 2010 Israeli Share Option Plan, the EndoChoice, Inc. 2007 Stock Incentive Plan or any other plan, agreement or arrangement (the “Company Equity Plans,” and each such Share, a “Company Restricted Share”)), (2) 612,786 Company Restricted Shares outstanding, (3) 1,003,314 Shares reserved for issuance pursuant to the exercise of outstanding unexpired and unexercised options to purchase Shares (“Company Options”), (4) 283,303 Shares subject to outstanding restricted stock units (“Company RSUs”) under the Company Equity and (5) 4,061 Shares reserved for issuance pursuant to the exercise of outstanding unexpired and unexercised warrants to purchase Shares (“Company Warrants”).

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of EndoChoice, which is the subject company and the person filing this Schedule 14D-9, are set forth above in “Item 1. Subject Company Information—Name and Address”. EndoChoice’s website address is www.endochoice.com. The information on EndoChoice’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Falcon Merger Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation (“Parent”, or “Boston Scientific”), to purchase all of the outstanding Shares at a purchase price of $8.00 per Share (the “Offer Price”), in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) (collectively, the “Offer”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are being mailed to EndoChoice’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (“SEC”) on October 7, 2016 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2016 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser, and EndoChoice. The Offer is conditioned upon, among other things: (i) there being validly tendered in the Offer and “received” by the “depository” (as such terms are defined in Section 251(h) of the General Corporation Law of the State of Delaware, as amended, the “DGCL”), and not properly validly withdrawn prior to one minute after 11:59 p.m. (New York City time) on November 4, 2016 (the “Expiration Time,” such date the “Expiration Date,” unless extended in accordance with the Merger Agreement, in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire) that number of Shares which, together with the number of Shares (if any) then owned by Purchaser (and its affiliates as such term is defined in Section 251(h) of the DGCL, if any) represents at least a majority of the Shares then outstanding (determined on a fully diluted basis, as defined in the Merger Agreement, immediately prior to the expiration of the Offer) and no less than a majority of the voting power of the shares of capital stock of EndoChoice then outstanding (determined on a fully diluted basis, as defined in the Merger Agreement, immediately prior to the expiration of the Offer) and entitled to vote in the election of directors or the adoption of the Merger Agreement and approval of the Merger (the “Minimum Condition”); (ii) the absence of a material adverse effect on EndoChoice and (iii) the satisfaction or waiver of other customary closing conditions as set forth in the Merger Agreement, including approval from antitrust authorities in the United States and in Spain. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides, among other things, that, as soon as practicable following the Expiration Date, Purchaser shall irrevocably accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the time of such irrevocable acceptance, the “Acceptance Time”), subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by Parent or Purchaser of the other conditions and requirements set forth in the Merger Agreement, and as soon as practicable following the Acceptance Time, Purchaser will merge with and into EndoChoice (the “Merger”). As a result of the Merger, the separate existence of Purchaser will cease and EndoChoice will continue as the surviving corporation and become a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming satisfaction of the Minimum Condition, the Merger will be effected without a vote of EndoChoice or Parent stockholders. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of EndoChoice, (ii) that are the subject of, and irrevocably accepted for purchase pursuant to, the Offer, (iii) that at the commencement of the Offer are owned by any wholly-owned subsidiary of EndoChoice, Parent, or any direct or indirect wholly owned subsidiary of Parent (including Purchaser), and (iv) as to which dissenters rights have been perfected (and not withdrawn) in accordance with applicable law) will be converted into the right to receive cash in an amount equal to the Offer Price, without interest (the “Merger Consideration”), subject to any withholding taxes required by applicable law. Upon the effective time of the Merger (the “Effective Time”), EndoChoice will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are sometimes collectively referred to as the “Transactions.”

The Merger Agreement also provides that at the Effective Time:

•	each Company Option, whether or not then exercisable or vested, will be cancelled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholdings, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option immediately prior to such cancellation. No holder of a Company Option that, as of immediately prior to such cancellation, has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Company Option;

•	each Company RSU, whether or not then vested, will be cancelled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholdings, equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancellation and (ii) the Merger Consideration;

•	each Company Restricted Share that is subject to forfeiture or other restrictions granted under any of the Company Equity Plans will have such forfeiture and other restrictions removed, and will be fully vested, transferrable and treated as all other outstanding Shares and will be converted into the right to receive cash in an amount equal to the Merger Consideration; and

•	each Company Warrant will be cancelled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholdings, equal to the product of (i) the total number of Shares subject to such Company Warrant immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Warrant immediately prior to such cancellation. No holder of a Company Warrant that, as of immediately prior to its cancellation, has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled warrant to purchase Shares.

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements, dated as of September 27, 2016 (the “Support Agreements”), with certain stockholders of EndoChoice that beneficially owned, in the aggregate, approximately 22.4% of the outstanding Shares as of September 27, 2016. The Support Agreements obligate the stockholders party thereto to tender their Shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Support Agreements.”

According to the Offer to Purchase, the principal executive office of Purchaser is located at 300 Boston Scientific Way, Marlborough, Massachusetts 01752, and its telephone number is (508) 683-4000. According to the Offer to Purchase, the principal executive office of Parent is located at 300 Boston Scientific Way, Marlborough, Massachusetts 01752, and its telephone number is (508) 683-4000.

For the reasons described below, the board of directors of EndoChoice (the “EndoChoice Board”) unanimously supports the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommends that EndoChoice’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) EndoChoice or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between EndoChoice and its Executive Officers, Directors and Affiliates

The executive officers and directors of EndoChoice, and their affiliates, may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of EndoChoice stockholders, generally. These interests may create potential conflicts of interest. The EndoChoice Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company Options, Company RSUs and Company Restricted Shares (collectively referred to as “Company Equity Awards”);

•	the potential receipt of payments and benefits by executive officers of EndoChoice under the employment agreements described below; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of EndoChoice.

For further information with respect to the arrangements between EndoChoice and its executive officers, directors and affiliates, please see the Definitive Proxy Statement on Schedule 14A, as amended, filed by EndoChoice with the SEC on March 21, 2016 (the “2016 Proxy Statement”), including the information under the heading “Executive Officer Compensation”.

Outstanding Shares Held by EndoChoice Directors and Executive Officers

If the executive officers and directors of EndoChoice who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of EndoChoice. As of September 23, 2016, the executive officers and directors of EndoChoice beneficially owned, in the aggregate, 3,060,064 Shares (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Options, unvested Company RSUs and unvested Company Restricted Shares). Although Kevin V. Rubey was designated as a “named executive officer” in the 2016 Proxy Statement, Mr. Rubey is no longer employed by EndoChoice and is not considered an executive officer for purposes of disclosure under this Item 3 of the Schedule 14D-9.

The following table sets forth (i) the number of Shares beneficially owned as of September 23, 2016 by each of the executive officers and directors of EndoChoice (which excludes Shares subject to issuance pursuant to granted and outstanding Company Options, unvested Company RSUs and unvested Company Restricted Shares) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares
James R. Balkcom	13,236	$105,888
J. Scott Carter	96,500	772,000
D. Scott Davis	39,057	312,456
William R. Enquist	17,500	140,000
R. Scott Huennekens (1)	53,065	424,520

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares
David L. Kaufman (2)	2,095,334	16,762,672
David H. Mowry	3,750	30,000
Mark G. Gilreath (3)	673,420	5,387,360
David N. Gill	68,202	545,616
All current directors and executive officers as a group (9 persons)	3,060,064	$24,480,512

(1)	Includes 26,666 shares held by Saol Capital LLC. Voting and dispositive power is equally held by The Huennekens Family Trust and The Kieran and Mary Ellen Gallahue Revocable Family Trust.
(2)	Includes 2,088,209 shares held by Envest III, LLC. Envest Management III, LLC exercises voting and investment discretion with respect to all shares held by Envest III, LLC. Mr. Kaufman serves as a manager of Envest Management III, LLC.
(3)	Includes 3,200 shares held by Mr. Gilreath’s spouse and 1,818 shares held by Mr. Gilreath’s daughter.

Treatment of Company Equity Awards

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company Equity Award will, to the extent unvested, accelerate and become fully vested, and will be cancelled and converted into the right to receive the Merger Consideration payable in respect of each Share subject to such Company Equity Award (less the applicable exercise price in the case of Company Options), all as more fully described below.

Each unexpired and unexercised Company Option, whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option immediately prior to such cancellation. No holder of a Company Option that, as of immediately prior to such cancellation, has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option.

Immediately prior to the Effective Time, each Company RSU, whether or not then vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company RSU shall be entitled to receive, in consideration of the cancellation of such Company RSU and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancellation and (ii) the Merger Consideration.

Immediately prior to the Effective Time, each Company Restricted Share shall have such forfeiture and other restrictions removed, and shall be fully vested, transferrable and entitled to receive, in consideration of the cancellation of such Company Restricted Share and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company Restricted Share immediately prior to such cancellation and (ii) the Merger Consideration.

Since August 8, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Company Options, or the vesting or settlement of Company RSUs or Company Restricted Shares. The executive officers and directors of EndoChoice may exercise their Company Options prior to the Effective Time to the extent such Company Options are vested in accordance with their terms and in accordance with the EndoChoice insider trading policy.

The table below sets forth, for each of the EndoChoice executive officers and directors holding Company Options as of September 23, 2016, (i) the aggregate number of Shares subject to such Company Options and (ii) the value of cash amounts payable in respect of such Company Options on a pre-tax basis at the Effective Time, calculated by multiplying the excess of the Merger Consideration over the respective per Share exercise prices of the applicable Company Options by the number of Shares subject to such Company Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options in Merger
James R. Balkcom	24,892	$126,655	—	$—	$126,655
J. Scott Carter	—	—	—	—	—
D. Scott Davis	—	—	—	—	—
William R. Enquist	—	—	—	—	—
R. Scott Huennekens	—	—	—	—	—
David L. Kaufman	—	—	—	—	—
David H. Mowry	—	—	—	—	—
Mark G. Gilreath	42,686	23,622	174,367	192,725	216,347
David N. Gill	19,440	—	66,615	86,699	86,699

The table below sets forth, for each of our executive officers and directors holding unvested Company RSUs and Company Restricted Shares as of September 23, 2016, (i) the aggregate number of Shares subject to such Company RSUs and Company Restricted Shares and (ii) the value of cash amounts payable in respect of such Company RSUs and Company Restricted Shares on a pre-tax basis at the Effective Time, calculated by multiplying the Merger Consideration by the number of Shares subject to such Company RSUs and Company Restricted Shares.

Name of Executive Officer or Director	Number of Company RSUs	Cash Consideration for Company RSUs	Number of Company Restricted Shares	Cash Consideration for Company Restricted Shares
James R. Balkcom	5,462	$43,696	2,537	$20,296
J. Scott Carter	5,462	43,696	—	—
D. Scott Davis	5,462	43,696	6,766	54,128
William R. Enquist	8,193	65,544	7,500	60,000
R. Scott Huennekens	5,462	43,696	24,008	192,064
David L. Kaufman	5,462	43,696	—	—
David H. Mowry	5,462	43,696	7,500	60,000
Mark G. Gilreath	32,957	263,656	174,909	1,399,272
David N. Gill	14,826	118,608	81,002	648,016

Employment Arrangements

EndoChoice has entered into written employment agreements with each of its executive officers, as described below. The employment agreements provide for the payment of severance and continuation of benefits upon a change in control. EndoChoice has also entered into employment covenants agreements with each of its executive officers, which provide for protection of our confidential information and non-compete and non-solicitation obligations that are effective during, and for 18 months following termination of, the executive officer’s employment.

Effective May 1, 2015, EndoChoice entered into an amended and restated employment agreement with Mr. Gilreath. The initial base salary set forth in the agreement is $418,400. Mr. Gilreath is eligible for an annual performance bonus with a targeted payout at not less than 50% of his base salary based upon the achievement of target objectives determined from time to time. Mr. Gilreath’s bonus target for 2016 is $209,200.

Effective March 3, 2016 and concurrent with his promotion to President of EndoChoice, EndoChoice entered into an amended and restated employment agreement with Mr. Gill. The initial base salary set forth in the agreement is $374,000. Mr. Gill is eligible for an annual performance bonus with a targeted payout at not less than 45% of his base salary based upon the achievement of target objectives determined from time to time. Mr. Gill’s bonus target for 2016 is $168,300.

In the event of a termination without cause or a resignation for good reason in connection with a change in control, and subject to the execution of a release, the executive officer is entitled to receive cash severance equal to:

•	base salary (24 months for Mr. Gilreath and 12 months for Mr. Gill);

•	a multiple of the full annual target bonus for the year in which the termination occurs (2x for Mr. Gilreath and 1x for Mr. Gill);

•	a pro-rated bonus for the year in which the termination occurs, in an amount based on actual performance for the year and pro-rated for the period during which the executive is employed during the year; and

•	18 months of COBRA premiums.

Under the employment agreements,

•

“good reason” means: (i) a material change in the character or scope of the executive’s position, duties, annual base salary, responsibilities, reporting lines or authority, including without limitation any requirement that the executive report to a person other than the board of directors (for Mr. Gilreath) or the chief executive officer (for Mr. Gill); (ii) any material reduction in the executive’s target bonus opportunity; (iii) the Company requires executive to change the executive’s principal location of work to a location that is greater than fifty (50) miles from the location thereof as of the effective date of the agreement without the executive’s written consent; (iv) failure of the Company to have any successor entity assume and perform the employment agreement; or (v) the material breach of the employment agreement by the Company or any successor thereto (including, for Mr. Gilreath, a failure to nominate Mr. Gilreath to serve as a member of the EndoChoice Board during the term of the agreement).

A condition described in (i) through (v) above shall not be treated as “good reason” until after the executive has given written notice to the Company of the existence of the condition (which notice shall be given by executive not less than thirty (30) days after the initial existence of the condition) and the Company fails to cure such condition within thirty (30) days from such written notice.

•	“cause” means (i) conviction of the executive by a court of competent jurisdiction of any felony or a crime involving dishonesty; (ii) the executive’s grossly negligent or willful and material breach of the executive’s duties and responsibilities; (iii) the executive’s willful and material misconduct in the performance of executive’s duties; (iv) the executive’s willful failure to comply with any lawful instruction or directive of the EndoChoice Board; or (v) the executive’s willful and material breach of his employment covenants agreement.

An event described in (ii) through (v) above shall not be treated as “cause” until after the executive has been given written notice of such event, failure or conduct and the executive fails to cure such event, failure, conduct or breach, if curable, within thirty (30) from such written notice.

The descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(27) and (e)(28), respectively, to this Schedule 14D-9 and incorporated herein by this reference.

Change in Control Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the currently employed executive officers of EndoChoice who are designated as “named executive officers” that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that:

•	the Effective Time will occur on November 15, 2016;

•	the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s employment agreement;

•	the executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of September 27, 2016;

•	no executive officer receives any additional equity grants or receives any Shares in respect of any Company Equity Awards on or prior to the Effective Time; and

•	no executive officer enters into any new agreement with us or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Change in Control Compensation

Name	Cash(1)	Accelerated Vesting of Unvested Equity(2)	Company Paid COBRA(3)	Total
Mark G. Gilreath	$1,438,035	$1,855,653	$21,750	$3,315,438
David N. Gill	689,390	853,323	21,750	1,564,462

(1)	Represents pre-tax amounts of potential cash severance payments upon a change in control and qualifying termination of employment under the named executive officer’s employment agreement. Amounts payable under the named executive officer’s employment agreements are “double trigger”, meaning they are payable only upon a change in control and a qualifying termination.

Cash compensation for purposes of change of control severance is equal to payments for (x) the named executive officer’s base salary at the time of termination (24 months for Mr. Gilreath and 12 months for Mr. Gill), (y) the named executive officer’s full annual target cash bonus for the calendar year in which the termination occurs (2x for Mr. Gilreath and 1x for Mr. Gill), and (z) a pro-rated bonus for the year in which the termination occurs, in an amount based on actual performance for the year and pro-rated for the period during which the executive is employed during the year. The following table quantifies each separate form of cash payment included in the aggregate total reported in the “Cash” column.

Name	Base Salary Component(a)	Bonus Component(b)	Prorated 2016 Bonus(c)
Mark G. Gilreath	$836,800	$418,400	$182,835
David N. Gill	374,000	168,300	147,090

(a)	For 2016, base salaries for the named executive officers were: Mr. Gilreath - $418,400; and Mr. Gill - $374,000.
(b)	For 2016, annual bonus targets for the named executive officers were: Mr. Gilreath - $209,200; and Mr. Gill - $168,300.
(c)	Amounts shown for prorated 2016 bonus payments assume payment of 87.3% of the bonus target for each of Mr. Gilreath and Mr. Gill.

(2)	Represents pre-tax amount payable with respect to unvested Company Options, Company RSUs and Company Restricted Shares held by the named executive officers that accelerate upon consummation of the Merger pursuant to the terms of the Merger Agreement. All such amounts are “single-trigger.” The following table quantifies each separate form of equity award that accelerates upon consummation of the Merger and is included in the aggregate total reported in this column. See “ — Treatment of Company Equity Awards” above for additional details regarding Company Stock Options, Company RSUs and Company Restricted Shares.

Name	Company Stock Options	Company RSUs ($)	Company Restricted Shares ($)
Mark G. Gilreath	$192,725	$263,656	$1,399,272
David N. Gill	86,699	118,608	648,016

(3)	Represents pre-tax amounts of estimated payments for continuation of COBRA benefits for 18 months. The cost of continuation of COBRA benefits is estimated using 2016 annual costs over the continuation period. All such amounts are “double trigger” and payable under the named executive officer’s employment agreements only upon a change in control and a qualifying termination.

Employee Benefits

The Merger Agreement provides that, for one year following the Effective Time, Boston Scientific will provide, or cause to be provided, to all employees of the Company who continue employment with Boston Scientific or the Surviving Corporation (the “Continuing Employees”) (i) a total annual cash compensation opportunity (base salary or wage rate, as applicable, and annual cash bonus opportunity) that is not less favorable in the aggregate than the total annual cash compensation opportunity provided to such Continuing Employee immediately prior to the Effective Time, (ii) severance payments and benefits that are at least as favorable as the severance payments and benefits provided to such Continuing Employee immediately prior to the Effective Time and (iii) other welfare benefits (excluding any equity-based or equity-related compensation and any benefits provided pursuant to any defined benefit pension plans) that are, taken as a whole, at least as favorable in the aggregate as selected in Boston Scientific’s sole discretion to either (A) those generally made available to similarly situated employees of Boston Scientific or its subsidiaries under its welfare benefit plans and programs, or (B) to the compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

To the extent that service is relevant for eligibility, vesting or allowances (including flexible time off) under any plan, program or arrangement of Purchaser and/or the Surviving Corporation, Boston Scientific will provide or cause such plan, program or arrangement to credit Continuing Employees for service prior to the Effective Time with the Company and its subsidiaries to the same extent that such service was recognized under corresponding plans, programs or arrangements of the Company as of the date of the Merger Agreement.

Indemnification of Directors and Officers; Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s certificate of incorporation (the “Charter”) and bylaws (the “Bylaws”) of the Company provide that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Company will indemnify from and against any and all of the expenses, liabilities or other maters referred to in Section 145 of the DGCL. In addition, the Charter relieves its directors from monetary damages to it or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL.

The Company has entered into indemnification agreements with its directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. These indemnification agreements provide that the Company will indemnify such directors and officers to the fullest extent permitted by law for claims arising in their capacity as a director or officer, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the Company’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, these indemnification agreements provide that in the event that the Company does not assume the defense of a claim against a director or officer, it will be required to advance his or her expenses in connection with his defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the Company. The Company has also purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

From and after the Acceptance Time, Boston Scientific will fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Acceptance Time and any indemnification and limitation of liability provisions under the Company’s Charter and Bylaws as in effect on the date of the Merger Agreement.

The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitation of liability for directors, officers, employees, fiduciaries and agents (“Indemnified Parties”) than are set forth in the Charter and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

The Company intends to obtain a prepaid tail policy prior to, or contemporaneously with, the Acceptance Time, which policy will provide for the Indemnified Parties to be covered by the Company’s existing directors’ and officers’ liability insurance policy for events occurring prior to the Acceptance Time on substantially the same terms of such existing insurance, for a period ending no earlier than the sixth anniversary of the Effective Time.

Arrangements with Purchaser and Parent and their Affiliates

Merger Agreement

On September 27, 2016, EndoChoice, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13— “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14— “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by EndoChoice with the SEC on September 27, 2016 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by EndoChoice to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of EndoChoice at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about EndoChoice in EndoChoice’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in EndoChoice’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, including the Offer and the Merger, and EndoChoice, Parent, Purchaser, their respective affiliates and their respective businesses, that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, this solicitation/recommendation statement on Schedule 14D-9, and EndoChoice’s other public filings with the SEC.

Confidentiality Agreement

On June 6, 2016, Parent and EndoChoice entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and EndoChoice agreed that, subject to certain exceptions, Parent and its representatives would keep the Confidential Information (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement or with EndoChoice’s prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction with EndoChoice.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Support Agreements

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Support Agreements with River Cities Capital Fund IV L.P., River Cities Capital Fund IV (N.Q.P.) L.P., Envest III LLC, Mark G. Gilreath, David N. Gill, James R. Balkcom, J. Scott Carter, D. Scott Davis, William R. Enquist, R. Scott Huennekens, David L. Kaufman, David H. Mowry, Rurik Vandevenne, John Arant, Yoram Ashery, Gregg Costantino, Keith Davidson, Jill Gilmer, Arthur Lyness, Luke Olson, William Parks, George B. Pratt, Vincent Turturro, Nigel Wilkinson and James B. Young, Jr. (each, a “Supporting Stockholder”), solely in their respective capacities as stockholders of EndoChoice. The Support Agreements obligate the Supporting Stockholders to tender their Shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement. The Supporting Stockholders beneficially owned, as of September 27, 2016, 5,819,240 Shares, which represent approximately 22.4% of the outstanding Shares. The Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms. In addition, the commitments of the Supporting Stockholders that are members of the EndoChoice Board or affiliates of members of the EndoChoice Board to tender their Shares pursuant to the Support Agreements terminate if the EndoChoice Board changes its recommendation with respect to the Offer in accordance with the terms of the Merger Agreement. The summary of the material provisions of the Support Agreements contained in Section 13— “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

This summary and description of the Support Agreements is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Exclusivity Agreement

On September 1, 2016, Parent and EndoChoice entered into an exclusivity agreement (the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible transaction between Parent and EndoChoice and the requirement to expend a substantial amount of time and resources to evaluate such transaction, Parent and EndoChoice agreed that for a three week exclusivity period from September 1, 2016, EndoChoice would not (i) enter into any term sheets, letters of intent, or other binding or non-binding agreements or instruments relating to any transaction involving the acquisition, directly or indirectly, of all or a substantial portion of the assets or equity of EndoChoice, or the licensing of material intellectual property of EndoChoice; or (ii) discuss business relationships related to any such transaction with third parties (and EndoChoice would immediately terminate any current discussions) or provide any confidential information to any such third parties.

On September 22, 2016, Parent and EndoChoice entered into an agreement to extend the exclusivity period under the Exclusivity Agreement (the “Extension of Exclusivity Agreement”) to 11:59 p.m. Eastern Time on September 27, 2016.

This summary of the Exclusivity Agreement and the Extension of Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Indication of Interest and the Extension of Exclusivity Agreement, which are filed as Exhibit (e)(4) and (e)(5), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On September 26, 2016, the EndoChoice Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interest of, EndoChoice and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the Acceptance Time, and (iv) resolved to recommend that EndoChoice’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the EndoChoice Board unanimously recommends that holders of Shares tender their Shares pursuant to the Offer.

Background of Offer and Merger

The EndoChoice Board and management frequently reviews, with the assistance of outside legal and financial advisors, EndoChoice’s strategic and financial alternatives in light of developments in EndoChoice’s business, in the industry in which it competes, in the economy generally and in financial markets.

During late 2014 and 2015, the EndoChoice Board and management reviewed EndoChoice’s business and future strategic alternatives, including, without limitation, a potential initial public offering and alternative third-party strategic transactions such as obtaining minority investments, pursuing possible acquisitions or selling the Company to enhance stockholder value. During this process, EndoChoice management engaged in conversations and preliminary due diligence with multiple potential strategic parties, held preliminary discussions regarding potential strategic transactions and evaluated a number of such strategic transactions. EndoChoice entered into confidentiality agreements with 13 third parties between late 2014 and the summer of 2016 as part of this review of potential strategic alternatives. Six of these confidentiality agreements contained customary standstill provisions.

On October 30, 2014, EndoChoice issued approximately $25.9 million of Class A units to existing investors and certain of their respective affiliates, which funds were used in part to fund the continued development of the Fuse business (“Fuse”). As part of this process, management of EndoChoice met with parties interested in investing in EndoChoice, none of which indicated interest in a strategic transaction, apart from a minority investment, with EndoChoice.

On January 7, 2015, the EndoChoice Board held a meeting, attended by EndoChoice management, and, after further evaluation of potential strategic alternatives considered over the course of the prior year and discussions with management and legal and financial advisors, authorized EndoChoice to confidentially submit a registration statement to the SEC relating to an initial public offering. The EndoChoice Board also instructed management to continue evaluations of potential strategic alternatives with third parties.

On January 9, 2015, EndoChoice, with the assistance of J.P. Morgan, as lead underwriter, and King & Spalding LLP (“King & Spalding”), as legal counsel, confidentially submitted a registration statement to the SEC for an initial public offering.

In connection with the ongoing evaluations of third-party strategic transactions, Mark G. Gilreath, chief executive officer of EndoChoice, and David N. Gill, chief financial officer of EndoChoice, held meetings during the J.P. Morgan Healthcare Conference held from January 12 to 15, 2015 in San Francisco, California with nine potential strategic parties, including Boston Scientific and the parties referred to herein as Party A, Party B and Party C. Management of EndoChoice also discussed with these potential strategic parties the possibility of EndoChoice undergoing additional private financing rounds.

On March 4, 2015, EndoChoice issued $31.0 million of Class A units to new investors and existing investors and certain of their respective affiliates, which funds were used in part to fund the continued development of Fuse. As part of this process, management of EndoChoice met with parties interested in investing in EndoChoice, none of which indicated interest in a strategic transaction, apart from a minority investment, with EndoChoice.

On June 10, 2015, EndoChoice converted from a limited liability company to a corporation and completed an initial public offering of Shares at a price of $15.00 per Share and issued an aggregate of $94.9 million of Common Stock.

On November 4, 2015, the closing price per Share on the NYSE was $10.28.

On November 5, 2015, EndoChoice issued a press release announcing its results of operations for the third quarter ended September 30, 2015 and lowered its guidance for total expected revenues for the full fiscal year 2015 to a range of $72 million to $74 million. On November 5, 2015, following the press release, the closing price per Share on the NYSE was $8.01.

On January 7, 2016, the closing price per Share on the NYSE was $8.17.

On January 8, 2016, EndoChoice issued a press release announcing preliminary revenue for the fourth quarter of 2015 of $18.3 million and full fiscal year 2015 revenue of $72.3 million. EndoChoice also stated that revenue for the full fiscal year 2016 was expected to be in the range of $86 million to $93 million. On January 8, 2016, following the press release, the closing price per Share on the NYSE was $7.03.

During the period from January 11 to 15, 2016, EndoChoice met with one party at the J.P. Morgan Healthcare Conference in San Francisco, California regarding a potential strategic transaction. After discussions at the conference, such party informed EndoChoice that it had no interest in pursuing a strategic transaction with EndoChoice.

On March 1, 2016, Mr. Uri Geiger, who was at the time a member of the EndoChoice Board, emailed Mr. Michael Mahoney of Boston Scientific, stating that he was exploring potential strategic alternatives for EndoChoice and inquired whether Boston Scientific would be interested in a strategic transaction with EndoChoice. Mr. Geiger attached to the email a copy of an EndoChoice management presentation, which contained publicly available information and which had been made by Mr. Gilreath at the January 13, 2016 J.P. Morgan Healthcare Conference. Neither the EndoChoice Board nor EndoChoice management had any knowledge of, or otherwise authorized, Mr. Geiger’s communications with Mr. Mahoney or other strategic parties. Mr. Geiger is a managing director of U.M. Accelmed L.P., a private equity firm based in Israel that focused on investments in medical device companies and technologies (“Accelmed”). Based on a Schedule 13G filed with the SEC on June 15, 2015, Accelmed and its affiliates beneficially owned approximately 8.8% of Common Stock.

On March 28, 2016, Mr. David Pierce, Senior Vice President and President of Boston Scientific’s endoscopy division, and Mr. Michael Ryan, Director of Business Development of Boston Scientific, called Mr. Gilreath and expressed interest in discussing a possible strategic transaction with EndoChoice. Mr. Pierce verbally requested a two-week limited due diligence period to allow Boston Scientific to develop a definitive proposal. Following the telephone call, Mr. Ryan emailed a letter containing a non-binding indication of interest for an all-cash acquisition of 100% of Common Stock, indicating that Boston Scientific might be able to pay a substantial premium to the then-current trading price of Common Stock.

On March 29, 2016, Mr. Gilreath notified the EndoChoice Board of Boston Scientific’s indication of interest and a special meeting of the EndoChoice Board was called to discuss the indication of interest.

On March 30, 2016, the EndoChoice Board held a special meeting, attended by management of EndoChoice and representatives of King & Spalding, to discuss Boston Scientific’s indication of interest in a potential transaction with EndoChoice. Representatives of King & Spalding provided an overview of the EndoChoice Board’s fiduciary duties in connection with a potential transaction. At this meeting, the EndoChoice Board, with the assistance of EndoChoice’s management and advisors, evaluated and considered the indication of interest received from Boston Scientific. During this meeting, Mr. Geiger informed the EndoChoice Board that, in addition to Boston Scientific, he had contacted two other strategic parties (Party A and Party C) to gauge their interest in exploring a potential strategic transaction with EndoChoice. Following discussion, the EndoChoice Board determined that all future contacts with potential acquirors should be made exclusively through EndoChoice management with the direction of the EndoChoice Board and instructed Mr. Gilreath to respond to Boston Scientific that EndoChoice was not prepared to share information at this time without an indicative price. The EndoChoice Board further directed management to prepare a plan for exploring a potential strategic transaction and to engage Guggenheim Securities, LLC (“Guggenheim Securities”) to assist with the preparation of such plan because of, among other things, the fact that Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the medical device industry. Guggenheim Securities was subsequently engaged as EndoChoice’s financial advisor.

On March 30, 2016, as instructed by the EndoChoice Board, Mr. Gilreath sent a letter to Mr. Pierce in response to Boston Scientific’s indication of interest stating that the EndoChoice Board was not prepared to share information at that time without an indicative price.

On March 31, 2016, Messrs. Attlan and Ryan had a call with Mr. Gilreath, during which Mr. Gilreath indicated that EndoChoice’s first quarter results and full year sales guidance would be publicly disclosed on May 5, 2016. Following the conversation that occurred on March 31, 2016, Mr. Gilreath and Messrs. Attlan and Ryan agreed to discuss further a potential strategic transaction after EndoChoice’s Q1 earnings release in early May.

On April 29, 2016, EndoChoice held its annual meeting of stockholders. As previously communicated by EndoChoice on a Current Report on Form 8-K filed on September 9, 2015, Messrs. Geiger and Vandevenne did not stand for reelection to the EndoChoice Board.

Also on April 29, 2016, at a regularly scheduled meeting of the EndoChoice Board, at the request of the EndoChoice Board, Guggenheim Securities discussed with the EndoChoice Board an overview of the medical device industry and preliminary financial and market perspectives relating to EndoChoice. Guggenheim Securities also reviewed with the EndoChoice Board certain strategic parties identified with input from EndoChoice management, including Parties A through H, Boston Scientific and several other parties with which EndoChoice had met during 2014 and 2015. At this meeting, certain financial projections prepared by EndoChoice management as of April 2016 also were discussed with the EndoChoice Board, which are described below under the heading “Certain Unaudited Prospective Financial Information—April 2016 Projections.”

On May 3, 2016, the closing price per Share on the NYSE was $5.46.

On May 4, 2016, EndoChoice issued a press release announcing its results of operations for the quarter ended March 31, 2016. On May 4, 2016, following the press release, the closing price per Share on the NYSE was $5.16.

On May 16, 2016, Mr. Attlan sent a letter to Mr. Gilreath expressing an indication of interest in a proposed acquisition of 100% of EndoChoice by Boston Scientific for $9.00 per Share in cash, based on significant assumptions and subject to completion of due diligence.

On May 20, 2016, the EndoChoice Board held a special meeting, attended by management and representatives of King & Spalding and Guggenheim Securities, to discuss Boston Scientific’s May 16 letter and potential responses. Representatives of King & Spalding reviewed with the EndoChoice Board its fiduciary duties with respect to a potential strategic transaction. The EndoChoice Board then evaluated and considered Boston Scientific’s May 16 proposal with the assistance EndoChoice’s management and legal and financial advisors. At the conclusion of the meeting, the EndoChoice Board directed Mr. Gilreath to inform Boston Scientific that the EndoChoice Board had determined not to engage in discussions regarding a potential strategic transaction at $9.00 per Share and on the terms set forth in the May 16 letter, but that the EndoChoice Board would be willing to evaluate a potential transaction at a higher price. Mr. Gilreath informed Mr. Pierce of the EndoChoice Board’s determination on May 21, 2016.

On May 27, 2016, Messrs. Pierce, Attlan and Ryan telephoned Mr. Gilreath and informed him that while Boston Scientific did not have another specific proposal, it could reevaluate its then-current proposal if provided with the ability to conduct a limited due diligence review. Mr. Gilreath noted that he would discuss this request with the EndoChoice Board, and also stressed that the EndoChoice Board would expect a proposal higher than $9.00 per Share.

On May 31, 2016, the EndoChoice Board held a special meeting, attended by management, for the purpose of updating the EndoChoice Board on Mr. Gilreath’s discussions with Boston Scientific, including the request for a limited due diligence review and for in-person meetings in Boston with members of the Boston Scientific management team. The EndoChoice Board again discussed potential strategic parties, which included certain potential strategic parties that previously had been reviewed with the EndoChoice Board at its April 29, 2016 special meeting and certain parties, such as Party G and Party H, that had competitive products with EndoChoice’s Fuse product. In particular, the EndoChoice Board noted that Party H potentially presented a significant regulatory risk in completing a strategic transaction. In addition, the EndoChoice Board noted that contacting Party G and Party H could increase the likelihood of market rumors regarding EndoChoice’s strategic review process (which market rumors would potentially interfere with EndoChoice’s ability to close new Fuse sales) if EndoChoice were to pursue a transaction with either Party G or Party H. Consistent with this discussion, the EndoChoice Board determined not to contact Party G or Party H at this time. The EndoChoice Board also discussed recent acquisition activity of potential strategic parties. Following these discussions, the EndoChoice Board authorized EndoChoice to enter into a confidentiality agreement with Boston Scientific and proceed with limited due diligence and an in-person meeting with Boston Scientific’s management. In addition, the EndoChoice Board authorized Guggenheim Securities to contact those potential strategic parties reviewed by the EndoChoice Board (other than Party G and Party H for the reasons noted above) that the EndoChoice Board determined might have potential interest in, and the ability to evaluate and consummate on a timely basis, a strategic transaction with EndoChoice.

Also at this meeting, the EndoChoice Board discussed the potential formation of a special transaction committee of independent directors in connection with the review of EndoChoice’s strategic alternatives. Although the EndoChoice Board determined that there were not any conflicts of interest involving the independent directors with respect to a potential strategic transaction, the EndoChoice Board believed it would be beneficial to form a special transaction committee of independent directors to oversee and manage the potential strategic transaction process. Accordingly, at this meeting, the EndoChoice Board formed a special transaction committee of independent directors (the “M&A Committee”), comprised of William Enquist, Scott Huennekens, David Kaufman and David Mowry, and directed the M&A Committee to explore potential strategic alternatives further with the assistance of EndoChoice’s management and advisors.

On June 1, 2016, EndoChoice’s confidentiality agreement was provided to Boston Scientific. Also commencing on June 1, 2016, in accordance with the EndoChoice Board’s directives, Guggenheim Securities began contacting the potential strategic parties previously approved by the EndoChoice Board as discussed at its meeting on May 31, 2016.

On June 3, 2016, the M&A Committee held a special meeting, attended by management and representatives of Guggenheim Securities, to discuss the potential strategic parties contacted and the initial responses received.

Following the M&A Committee meeting and in accordance with the EndoChoice Board’s directives, Guggenheim Securities continued to contact and provided confidentiality agreements to strategic parties that expressed potential interest in pursuing a strategic transaction with EndoChoice. During the period from June 1 through June 16, 2016, ten potential strategic parties, including Boston Scientific, Party A, Party B, Party C, Party D and Party E, were contacted. Five of these potential strategic parties (Boston Scientific, Party A, Party B, Party D and Party E) entered into confidentiality agreements with EndoChoice and were provided with due diligence packages regarding EndoChoice. Party C, which previously had met with EndoChoice in January 2015 and signed a two-year confidentiality agreement, expressed interest but indicated it would not be able to evaluate a potential transaction until later in the year. Boston Scientific, Party A, Party B, Party C, Party D and Party E are referred to herein collectively as the “Interested Parties.” Of the strategic parties contacted, three parties informed Guggenheim Securities that they were not interested in a strategic transaction with EndoChoice and ceased communication and one party failed to respond to Guggenheim Securities’ outreach.

On June 6, 2016, EndoChoice executed the confidentiality agreement with Boston Scientific and Boston Scientific thereafter received EndoChoice’s due diligence package.

Also on June 6, 2016, the EndoChoice Board held a special meeting, attended by EndoChoice management. At the meeting, the EndoChoice Board reviewed EndoChoice’s updated five-year forecast and underlying assumptions prepared by the management of EndoChoice for discussion with potential strategic parties. See “Certain Unaudited Prospective Financial Information.” Senior management of EndoChoice discussed with the EndoChoice Board certain cash expenditures related to Fuse and the potential need to raise capital to continue to fund the development of Fuse. Senior management of EndoChoice also provided an update regarding the preliminary discussions then held to date on behalf of EndoChoice with potential strategic parties.

On June 7, 2016, Mr. Gilreath informed Messrs. Attlan and Ryan that Guggenheim Securities had been retained as EndoChoice’s financial advisor.

On June 17, 2016, Mr. Gilreath and Mr. Gill, President and Chief Financial Officer of EndoChoice, met with Mr. Pierce in Boston, Massachusetts for due diligence discussions regarding EndoChoice’s business, including discussions of certain financial projections prepared by EndoChoice management as of June 2016, which are described below under the heading “Certain Unaudited Prospective Financial Information— June 2016 Projections.”

Also on June 17, 2016, the M&A Committee held a special meeting, attended by management of EndoChoice. Mr. Gilreath updated the M&A Committee on the meeting with Boston Scientific and responded to questions. The M&A Committee also received an update concerning communications with all other Interested Parties. The M&A Committee directed Mr. Gilreath to instruct Guggenheim Securities to continue contacting other potential strategic parties.

On June 20, 2016, EndoChoice management held a telephone call with Party A for further business and financial due diligence discussions.

On June 24, 2016, Messrs. Attlan and Ryan called representatives of Guggenheim Securities and informed them that based on BSC’s due diligence review, BSC was only interested in pursuing a transaction for EndoChoice’s assets other than those relating to Fuse at a value in the “mid-to-high single digits” per Share. Later that same day, as instructed by EndoChoice, a representative of Guggenheim Securities called Messrs. Attlan and Ryan and indicated that EndoChoice had no interest in pursuing a transaction as outlined by BSC.

On June 24, 2016, Party E informed Guggenheim Securities that Party E would not have interest in a potential strategic transaction except for EndoChoice’s non-Fuse business. Following this discussion, EndoChoice and its representatives did not engage in discussions with Party E regarding a potential strategic transaction.

On June 29, 2016, Mr. Gilreath and Mr. Gill held preliminary discussions with Party D.

On July 1, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities held preliminary discussions with a representative of Party F to gauge Party F’s potential interest in a strategic transaction with EndoChoice. The representative of Party F stated that Party F would likely only be interested in EndoChoice’s non-Fuse business but would speak to Party F to confirm Party F’s interest.

Also on July 1, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities contacted Party C to determine if Party C would be interested in an acquisition of Fuse.

On July 2, 2016, a representative of Party F contacted Guggenheim Securities and expressed interest in EndoChoice’s non-Fuse business. Guggenheim Securities inquired if Party F would be interested in pursuing a strategic transaction for the entire company. Party F’s representative indicated Party F was not interested in a whole company transaction.

On July 7 2016, in accordance with the EndoChoice Board’s directives, a representative of Guggenheim Securities contacted a representative of Party D for an update on Party D’s due diligence review to date and the process going forward. Party D indicated that it continued to be interested in a potential strategic transaction with EndoChoice.

On July 8, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities held additional discussions with Party C based on public information regarding a potential acquisition by Party C of Fuse or of EndoChoice in its entirety. Party C reiterated that it would be unlikely to consider a transaction until late in the third quarter of 2016 at the earliest, although Party C indicated that it would be interested in having a call with management of EndoChoice to understand EndoChoice’s business. Following the conference call, Party C elected not to sign a confidentiality agreement or pursue further discussions.

Also on July 8, 2016, Party A discussed with representatives of Guggenheim Securities EndoChoice’s process generally and Party A’s due diligence efforts. Party A did not propose any purchase price, but noted that any purchase price would be “conservative.”

In addition, on July 8, 2016, Party B informed representatives of Guggenheim Securities that it was unlikely to submit a proposal for a strategic transaction but that it could potentially evaluate a strategic transaction involving the non-Fuse business.

On July 13, 2016, as instructed by EndoChoice, a representative of Guggenheim Securities called Mr. Attlan to indicate that EndoChoice was exploring a potential strategic transaction and that if BSC had interest BSC should inform Guggenheim Securities prior to an upcoming EndoChoice board meeting scheduled for July 26, 2016.

On July 20, 2016, Messrs. Attlan and Ryan of Boston Scientific called a representative of Guggenheim Securities and reconfirmed Boston Scientific’s interest in EndoChoice’s non-Fuse business at a value in the “high single digits” per share. In accordance with the EndoChoice Board’s directives, the Guggenheim Securities representative responded that EndoChoice was interested in a strategic transaction for the entire company.

On July 21, 2016, Mr. Gilreath had a telephone conference with Party C regarding Party C’s potential interest in a strategic transaction with EndoChoice. Following the conference call, Party C reiterated that it would not consider a transaction until late in the third quarter of 2016 at the earliest.

On July 25-26, 2016, the EndoChoice Board held a regularly scheduled meeting at EndoChoice’s headquarters to review, among other things, EndoChoice’s current business operations and long-term strategic plan. Management and representatives of King & Spalding and Guggenheim Securities attended the meeting. In addition, representatives of Stifel, Nicolaus and Company, Incorporated (“Stifel”) joined the July 26 portion of the meeting at the EndoChoice Board’s request. The EndoChoice Board determined to invite representatives of Stifel to the meeting to discuss potential capital raising transactions for EndoChoice, including possible capital raising transactions to continue to fund Fuse.

On July 25, 2016, the EndoChoice Board reviewed EndoChoice’s business operations since inception and management’s forecasts of EndoChoice’s future financial performance. Management reviewed EndoChoice’s historical business strategy and goals for the prior four years as well as management’s strategic goals for 2016 and the next three years, including a review of product lines, market perceptions and perceived developing strengths. Management also reviewed the historical and projected financial performance of each of EndoChoice’s business lines from inception through 2020, including the capitalized annual growth rate and gross margin of each business line, a comparison of actual financial results for the first half of 2016 compared to the 2016 budget and estimated profits and loss by business line for 2016 through 2018. Management also presented a targeted review of Fuse since its inception in 2014. Management discussed certain cash expenditures related to Fuse, gross margin pressures, cash flow and funding requirements and the potential need to raise capital to continue to fund the development of Fuse.

On July 26, 2016, the EndoChoice Board engaged in an in-depth review of the following potential strategic alternatives: (1) revising EndoChoice’s then-current strategy and making operating and capital spending cuts, both with and without Fuse, (2) continuing EndoChoice’s then-current strategy but making more significant spending cuts and (3) a sale of EndoChoice, either as a whole or in one or more transactions that separated Fuse from EndoChoice’s remaining operations, including a discussion of the underlying assumptions, and potential strengths and weaknesses, of each scenario. The management presentation included a discussion of management’s estimates of the costs of the continued development and ramp-up of Fuse, the potential costs associated with a disposition or shut-down of Fuse, the need to raise significant additional capital to fund continued operations, both with and without Fuse, and the need to refinance EndoChoice’s existing indebtedness if Fuse were sold or shut down. Management also reviewed with the EndoChoice Board management’s estimated results of operations and cash flows under each scenario, the viability of such scenarios as a public company and potential strategic alternatives, including a possible sale of the entire company or asset dispositions of the non-Fuse business or Fuse.

At this meeting, management, together with Guggenheim Securities, also reviewed the potential strategic parties that had been contacted to date, noting that Boston Scientific, Party A and Party D were currently engaged in a due diligence review of a potential acquisition of the entire company and three parties (Party B, Party E and Party F) indicated potential interest in an acquisition of EndoChoice’s non-Fuse business. Guggenheim Securities also discussed with the EndoChoice Board the potential timeline for a strategic transaction. Representatives of Stifel and King & Spalding met separately with the EndoChoice Board and reviewed potential capital raising transactions, including the timeline and process for any transactions. At this meeting, the EndoChoice Board determined that EndoChoice should continue to proceed with discussions regarding a proposed strategic transaction and also authorized management to file with the SEC a shelf registration statement to facilitate potential capital raising transactions in the future. The EndoChoice Board concluded, after reviewing the potential strategic alternatives available to EndoChoice, that selling the whole company and continuing to operate the business and making appropriate operating and capital spending cuts presented the most attractive alternatives for EndoChoice and its stockholders. The EndoChoice Board concluded that selling only part of EndoChoice and continuing to operate the remainder did not present an attractive alternative for EndoChoice and its stockholders. After discussion of the results of EndoChoice’s strategic transaction process to date, the EndoChoice Board determined that, while a competitive risk remained regarding a strategic transaction with Party G, the regulatory risk was believed to be lower than the risk associated with Party H and that Party G could be contacted if necessary.

On July 27, 2016, management of EndoChoice met with representatives of Party D. Following the meeting, at EndoChoice’s request, representatives of Guggenheim Securities spoke with Party D to discuss EndoChoice’s process. During this call, Party D informed representatives of Guggenheim Securities that it would only be interested in pursuing a strategic transaction close to EndoChoice’s then-current market price of Common Stock. The closing price per Share on the NYSE on July 27, 2016 was $5.24.

Also on July 27, 2016, as instructed by EndoChoice, a representative of Guggenheim Securities called Messrs. Attlan and Ryan and informed them that, should BSC be willing to explore a strategic transaction for the entire company, EndoChoice’s management team would be willing to provide a business update after EndoChoice’s second quarter 2016 earnings release on August 4, 2016.

On July 29, 2016, Mr. Ryan contacted a representative of Guggenheim Securities to request additional due diligence calls relating to EndoChoice’s earnings for the second quarter and potential tax and business implications of a separation of Fuse from EndoChoice’s non-Fuse business. Representatives of Guggenheim Securities subsequently conveyed this request to EndoChoice.

On August 1 and 2, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities contacted the remaining Interested Parties and requested that bids for a potential strategic transaction with EndoChoice be submitted on August 12, 2016.

On August 2, 2016, Party B informed Guggenheim Securities that, even with additional due diligence, it was unlikely that Party B would submit a bid for a potential strategic transaction with EndoChoice as a whole and that Party B was primarily interested in pursuing a potential transaction for the non-Fuse business.

On August 3, 2016, EndoChoice filed a Registration Statement on Form S-3 with the SEC contemplating, among other matters, the potential issuance of equity and debt securities. The closing price per Share on the NYSE on August 3, 2016 was $5.26.

On August 4, 2016, EndoChoice issued a press release announcing its results of operations for the quarter ended June 30, 2016. The press release also stated that given the effects of the recent launch of its Gen 3 Fuse product, EndoChoice had lowered its full fiscal year 2016 guidance. On August 4, 2016, following the press release, the closing price per Share on the NYSE was $4.13.

On August 5, 2016, at EndoChoice’s request, representatives of Guggenheim Securities provided to Boston Scientific, Party A and Party D EndoChoice’s revised five-year forecast prepared by EndoChoice’s management based on EndoChoice’s actual earnings reported for the quarter ended June 30, 2016, which are described below under the heading “Certain Unaudited Prospective Financial Information—First August 2016 Projections.”

On August 8, 2016, Mr. Gilreath and Mr. Gill met with representatives of Boston Scientific in Boston to discuss Fuse and other EndoChoice business and financial updates, including the revised five-year forecast prepared by EndoChoice’s management based on EndoChoice’s actual earnings reported for the quarter ended June 30, 2016.

On August 9, 2016, at EndoChoice’s request, representatives of Guggenheim Securities provided certain historical financial materials relating to EndoChoice to Boston Scientific, Party A and Party D.

On August 10, 2016, Mr. Gilreath, Mr. Gill and representatives of Deloitte & Touche LLP (“Deloitte”), EndoChoice’s tax advisor, held a due diligence call with Boston Scientific to further discuss a potential separation of Fuse and the potential tax and economic implications of alternative transaction structures, including the value of EndoChoice’s net operating losses. Representatives of Guggenheim Securities also attended this call.

On August 10, 2016, Party A informed Guggenheim Securities that Party A would not submit a proposal for a strategic transaction given Party A’s views regarding the uncertainty of Fuse and EndoChoice’s business performance.

Also on August 10, 2016, Mr. Gill met with a member of Party D’s board of directors, with whom Mr. Gill had a long-term personal friendship, to discuss a potential strategic transaction.

On August 12, 2016, Party D informed Guggenheim Securities that Party D would not submit a proposal for a strategic transaction with EndoChoice. While Party D expressed some interest in an acquisition of EndoChoice’s non-Fuse business, it indicated that it was not interested in a strategic transaction that included Fuse.

Later on August 12, 2016, Messrs. Attlan and Ryan telephoned representatives of Guggenheim Securities and communicated Boston Scientific’s oral proposal to acquire EndoChoice’s assets, other than assets relating to Fuse, in a structured asset acquisition for $7.50 per Share in cash. At EndoChoice’s direction, representatives of Guggenheim Securities responded that they did not believe the EndoChoice Board would be interested in a transaction at that price or for less than all of the outstanding Shares, but that they would discuss Boston Scientific’s proposal with the EndoChoice Board.

On August 13, 2016, Party C confirmed to representatives of Guggenheim Securities that Party C would not be able to pursue further discussions regarding a potential strategic transaction with EndoChoice until the late third quarter or early fourth quarter of 2016, if at all.

On August 14, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities contacted Party A to gauge Party A’s interest in a potential acquisition of Fuse. Party A informed Guggenheim Securities that it was not interested in pursuing a potential acquisition of Fuse.

On August 15, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities contacted Party G to gauge Party G’s interest in a potential acquisition of Fuse.

On August 16, 2016, the EndoChoice Board held a special telephonic meeting, attended by management and representatives of King & Spalding and Guggenheim Securities. Representatives of King & Spalding reviewed with the EndoChoice Board its fiduciary duties with respect to a potential strategic transaction. Mr. Gilreath updated the EndoChoice Board on discussions regarding a potential strategic transaction, including a potential transaction with Boston Scientific. Mr. Gilreath reviewed Boston Scientific’s verbal proposal and responded to questions from members of the EndoChoice Board. Guggenheim Securities updated the EndoChoice Board regarding discussions with, and feedback from, potential strategic parties. In addition, the EndoChoice Board reviewed potential transaction structures, including, but not limited to, a sale of the entire company and one or more asset sales. After further discussion with the assistance of EndoChoice’s management and legal and financial advisors, the EndoChoice Board determined that EndoChoice should continue to proceed with discussions regarding a proposed strategic transaction of the entire company but should also continue discussions with those parties that had expressed interest in a strategic acquisition of only Fuse.

On August 17, 2016, Mr. Gilreath, Mr. Gill and Mr. James B. Young, Jr., General Counsel and Director of Business Development of EndoChoice, held a telephone conference conversation with representatives of Boston Scientific relating to the potential separation or shut-down of Fuse. At the meeting, Mr. Gilreath stressed the EndoChoice Board’s strong desire that any strategic transaction be for the entire company. Representatives of Guggenheim Securities also attended this meeting.

On August 18, 2016, Mr. Young and representatives of King & Spalding discussed certain legal issues associated with Party H if EndoChoice were to contact Party H regarding a strategic transaction, including potential associated regulatory risks.

Also on August 18, 2016, at the request of EndoChoice, representatives of Guggenheim Securities spoke with Mr. Geiger to inquire as to Accelmed’s potential interest in an acquisition of Fuse. Mr. Geiger informed Guggenheim Securities that Accelmed was not interested in an acquisition of Fuse and that, given the financial profile of Fuse, Mr. Geiger believed that other private equity firms similarly were unlikely to have interest in a potential acquisition of Fuse.

On August 19, 2016, at the request of EndoChoice, representatives of Guggenheim Securities contacted one of the ten potential strategic parties, Party I, that was contacted during the period from June 1 through June 16, 2016 to gauge Party I’s interest in acquiring EndoChoice’s non-Fuse business and provided Party I with EndoChoice’s confidentiality agreement. The confidentiality agreement was never executed.

On August 24, 2016, Party G entered into a confidentiality agreement with EndoChoice and received due diligence information relating to a potential strategic transaction with EndoChoice, which would be structured either as an acquisition of the entire business or only Fuse.

Also on August 24, 2016, Boston Scientific submitted a written proposal to acquire 100% of EndoChoice in a stock acquisition for $8.00 per Share in cash.

On the morning of August 26, 2016, Mr. Gilreath, Mr. Gill and Mr. Young held a conference call with Party G to discuss the potential sale of Fuse to Party G.

Also on August 26, 2016, in accordance with the EndoChoice Board’s directives, representatives of Guggenheim Securities telephoned Boston Scientific and requested that Boston Scientific submit its best and final offer for a potential strategic transaction.

Later on August 26, 2016, the EndoChoice Board held a special telephonic meeting, attended by management and representatives of King & Spalding and Guggenheim Securities. Representatives of King & Spalding reviewed with the EndoChoice Board its fiduciary duties with respect to a potential strategic transaction. Guggenheim Securities then updated the EndoChoice Board as to EndoChoice’s strategic transaction process and related matters, including the August 24, 2016 indication of interest received from Boston Scientific and the discussions with, and recent acquisition activity of, Party G. The EndoChoice Board again discussed various transaction structures, including the potential risks and advantages of either a stock transaction or an asset sale and the status of the process and strategic parties involved to date in such process.

On August 29, 2016, in response to EndoChoice’s request for Boston Scientific’s best and final offer, Boston Scientific confirmed its written indication of interest to acquire 100% of EndoChoice in a stock acquisition for $8.00 per Share in cash. The offer was contingent upon a three-week exclusivity period to complete due diligence.

On August 31, 2016, the EndoChoice Board held a special telephonic meeting, attended by management and representatives of King & Spalding and Guggenheim Securities. Representatives of King & Spalding reviewed with the EndoChoice Board its fiduciary duties. Guggenheim Securities updated the EndoChoice Board as to the ongoing conversations with Boston Scientific, including a review of certain terms and conditions of Boston Scientific’s indication of interest, and the process undertaken to date in respect of a potential strategic transaction with EndoChoice, noting that only Boston Scientific had submitted an offer to acquire the entire company. The EndoChoice Board again discussed the possibility of contacting Party H. Representatives of King & Spalding discussed antitrust considerations and potential risks relevant to a potential transaction with Party H. The EndoChoice Board again noted that contacting Party H could increase the likelihood of market rumors regarding EndoChoice’s strategic review process (which market rumors would potentially interfere with EndoChoice’s ability to close new Fuse sales) if EndoChoice were to pursue a transaction with Party H. The EndoChoice Board also discussed updated financial projections prepared by the management of EndoChoice. Also at this meeting, Guggenheim Securities discussed with the EndoChoice Board certain preliminary financial perspectives regarding EndoChoice and a possible transaction. After further discussion, the EndoChoice Board, with input from management, concluded that it was advisable to proceed with a potential transaction with Boston Scientific and authorized granting a limited period of exclusivity to Boston Scientific for the completion of Boston Scientific’s due diligence review and the negotiation of transaction documents. The EndoChoice Board then directed Guggenheim Securities to inform Party G and Party I that EndoChoice would not provide any additional information to, or hold further discussions with, Party G or Party I at this time.

Following the EndoChoice Board meeting, on the evening of August 31, 2016 and as instructed by the EndoChoice Board, representatives of Guggenheim Securities contacted representatives of Party G and Party I and indicated that the EndoChoice Board had determined not to provide any additional information to, or hold any discussions with, Party G or Party I at this time.

On September 1, 2016, Boston Scientific sent EndoChoice an indication of interest that was updated to extend its expiration time to 5:00 p.m. on September 2, 2016. EndoChoice and Boston Scientific executed such extended indication of interest later that day.

On September 6, 2016, Boston Scientific and Latham & Watkins LLP (“Latham”), legal counsel to Boston Scientific and Purchaser, commenced an additional legal and business due diligence review of EndoChoice, including document review and conference calls relating to finance, tax, human resources, intellectual property and legal due diligence.

On September 13, 2016, Latham submitted a draft of the Merger Agreement to King & Spalding and EndoChoice. Also on September 13, 2016, representatives of EndoChoice and Boston Scientific visited EndoChoice’s facility in Nashville, Tennessee.

On September 14, 2016, representatives of EndoChoice and Boston Scientific visited EndoChoice’s headquarters in Alpharetta, Georgia. Also on September 14, 2016, Mr. Gill, representatives of Boston Scientific and representatives of Deloitte held a due diligence call on tax matters.

On September 15, 2016, Mr. Gill, representatives of Boston Scientific and representatives of PricewaterhouseCoopers LLP, Boston Scientific’s independent auditors, held a due diligence call on financial matters.

On September 16, 2016, the EndoChoice Board held a special meeting, attended by management and representatives of King & Spalding and Guggenheim Securities. Representatives of King & Spalding once again reviewed with the EndoChoice Board its fiduciary duties and the process for a potential “two-step merger” with Boston Scientific, as contemplated by the draft merger agreement, which contemplated a tender offer followed by a merger of Purchaser with and into EndoChoice. Representatives of King & Spalding discussed with the EndoChoice Board certain terms of the draft merger agreement, including those related to deal certainty, deal timing, deal protection and employee matters. Following discussions, the EndoChoice Board provided guidance to EndoChoice’s management and advisors with respect to the negotiations with Boston Scientific.

On September 17, 2016, representatives of King & Spalding submitted a mark-up of the merger agreement to representatives of Latham. In addition to providing a mark-up of the merger agreement, representatives of King & Spalding contacted representatives of Latham to discuss certain provisions, including EndoChoice’s request that the “fiduciary-out” provisions in the merger agreement include an “intervening event” clause and that EndoChoice be permitted to terminate the merger agreement after signing if EndoChoice received a superior proposal for the Fuse-only portion of its business.

On September 19, 2016, Mr. Gilreath, Mr. Gill, Mr. Young and other members of the EndoChoice management team met with members of the Boston Scientific management team in Boston, Massachusetts to continue due diligence discussions.

Throughout the week of September 19, 2016 and through September 26, 2016, representatives of King & Spalding and representatives of Latham continued to negotiate the merger agreement, related disclosure schedules and form of support agreement.

On September 21, 2016, representatives of EndoChoice (including Mr. Gill) and Boston Scientific visited EndoChoice’s facility in Halstenbek, Germany.

At 5:00 p.m. Eastern on September 22, 2016, the exclusivity period under the Exclusivity Agreement with Boston Scientific expired.

On the evening of September 22, 2016, the EndoChoice Board held a special telephonic meeting, attended by management and representatives of King & Spalding and Guggenheim Securities. Representatives of King & Spalding reviewed with the EndoChoice Board its fiduciary duties. Mr. Gilreath updated the Board on the business due diligence and negotiations with Boston Scientific. Representatives of King & Spalding provided an overview of the terms of the merger agreement, including discussions of EndoChoice’s right to terminate the agreement if EndoChoice received a competing offer, including an offer for Fuse. Representatives of King & Spalding also discussed Boston Scientific’s request to extend the exclusivity period through September 27, 2016. Following discussions, the EndoChoice Board authorized Mr. Gilreath to extend the exclusivity period with Boston Scientific through September 27, 2016.

On September 22, 2016, EndoChoice and Boston Scientific executed an extension of the Exclusivity Agreement through 11:59 p.m. on September 27, 2016.

On September 23, 2016, representatives of King & Spalding and representatives of Latham had a conference call to discuss open points in the merger agreement, including those related to deal certainty and deal protection. In particular, representatives of Latham emphasized that Boston Scientific would not agree to allow EndoChoice to terminate the merger agreement if EndoChoice received an offer for Fuse. Rather, Boston Scientific would only agree to allow EndoChoice to terminate the merger agreement if EndoChoice received an offer for 85% of the stock or assets of EndoChoice.

On September 25, 2016, representatives of Boston Scientific continued their due diligence review of EndoChoice and Boston Scientific, Latham, EndoChoice and King & Spalding participated in final due diligence discussions. Later in the day on September 25, 2016, EndoChoice provided Boston Scientific with an updated outlook for revenues in the third quarter of 2016.

On September 26, 2016, representatives of King & Spalding, Latham, Boston Scientific and EndoChoice had numerous telephone calls to negotiate the final terms of the merger agreement and form of support agreement and finalized the disclosure schedules to the merger agreement.

On the afternoon of September 26, 2016, representatives of Latham confirmed to representatives of King & Spalding that the Boston Scientific board of directors had approved the execution of the merger agreement and the Transactions.

On the evening of September 26, 2016, the EndoChoice Board held a special meeting, attended by management and representatives of King & Spalding and Guggenheim Securities. Prior to the meeting, the EndoChoice Board received copies of the merger agreement, including a summary of the terms of the transaction and certain related documents. Representatives of King & Spalding once again reviewed with the EndoChoice Board its fiduciary duties and also discussed with the EndoChoice Board the terms of the merger agreement and the support agreements. Mr. Gill reviewed with the EndoChoice Board the financial results of EndoChoice’s operations to date and management’s financial forecasts. Mr. Gilreath then led the EndoChoice Board in a discussion of the Transactions, including discussions regarding the strategic rationale for the Transactions and the proposed purchase price per Share offered by Boston Scientific. The EndoChoice Board discussed the value provided by the proposed per Share purchase price and the implied premium to EndoChoice’s then-current market price. Also at this meeting, Guggenheim Securities reviewed its financial analysis of the $8.00 per Share cash consideration with the EndoChoice Board and rendered an oral opinion, confirmed by delivery of a written opinion dated September 26, 2016, to the EndoChoice Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Common Stock (other than

Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. Following further discussion by the EndoChoice Board regarding, among other things, the matters described below under “—Recommendation of the EndoChoice Board and its Reasons for the Transactions,” the EndoChoice Board, by a unanimous vote of all directors, then approved, adopted, declared advisable and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

On the morning of September 27, 2016, EndoChoice and Boston Scientific executed and delivered the Merger Agreement and issued a joint press release publicly announcing the Transactions and the execution of the Merger Agreement. Also on the morning of September 27, 2016 certain EndoChoice stockholders entered into the support agreements.

Reasons for Recommendation

The EndoChoice Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interest of, EndoChoice and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the Acceptance Time, and (iv) resolved to recommend that EndoChoice’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In evaluating the Merger Agreement and the Transactions, the EndoChoice Board consulted with EndoChoice’s senior management, as well as EndoChoice’s legal and financial advisors, and carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

•	Risks to Remaining a Standalone Company. The EndoChoice Board considered the potential risks facing the Company if it does not pursue a sale of the Company, including:

•	the anticipated deterioration of the Company’s cash position, the risk of triggering an event of default under existing covenants in the Company’s credit agreements, the need for the Company to raise capital in light of its financial position, the Company’s limited capital resources to support current and future product development initiatives, and the risk that equity or debt capital will not be available on acceptable terms or at all;

•	the Company’s ability to successfully develop, commercialize and distribute its Fuse products;

•	the viability of the Company as an attractive standalone company after the disposition or shutdown of Fuse, and that this action would trigger an event of default under the Company’s existing credit agreements; and

•	the effect of the Company’s financial performance and, in turn, the performance of the Company’s stock price on the Company’s workforce, the Company’s ability to attract and retain the necessary managerial, sales and technical personnel and the Company’s prospects of selling products to customers.

•	Premium to Market Price. The EndoChoice Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the medical device industry and general market indices, and the fact that the Offer Price of $8.00 per Share represents a compelling premium to historical market prices of the Shares, including (1) a 94% premium to the volume-weighted average closing prices for the Shares for the 30-day period ended on September 23, 2016; (2) an 83% premium to the volume-weighted average closing prices for the Shares for the 90-day period ended on September 23, 2016; and (3) a 94% premium to the closing price of the Shares on September 23, 2016.

•	Potential Strategic Alternatives. The EndoChoice Board considered possible alternatives to the acquisition by Parent, the potential benefits to EndoChoice’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, including (1) the possibility of continuing to operate EndoChoice as an independent entity and the desirability and perceived risks of that course of action, (2) raising capital in one or more transactions in amounts necessary to address EndoChoice’s business needs, and (3) the potential sale or shutdown of Fuse, as well as the EndoChoice Board’s assessment that none of these alternatives was reasonably likely to create greater value for EndoChoice’s stockholders, taking into account potential execution risks as well as business, competitive, industry and market risks.

In addition, the EndoChoice Board considered the activities conducted from June 1, 2016 through August 31, 2016 on behalf of EndoChoice to solicit potential interest in a strategic transaction with EndoChoice from selected third parties and the fact that, commencing on June 1, 2016, EndoChoice approached 11 separate parties in addition to Boston Scientific, with only Boston Scientific submitting an offer to acquire the entire company. During the process, no party made an offer to acquire Fuse on a standalone basis.

•	Certainty of Value. The EndoChoice Board considered that the Offer Price and the Merger Consideration are all cash, which provides certainty, immediate value and liquidity to our stockholders for their Shares, especially relative to potential internal or external risks and uncertainties associated with EndoChoice’s standalone strategy and the need to raise substantial additional funds.

•	Likelihood and Speed of Consummation. The EndoChoice Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL which would not require a stockholder vote and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The EndoChoice Board also considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which EndoChoice’s business would be subject to the potential uncertainty of closing and related disruption.

•	Negotiations with Boston Scientific and Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The EndoChoice Board believed that the Offer Price of $8.00 per Share represented the highest value reasonably obtainable for the Shares, based on the EndoChoice Board’s consideration of potential strategic alternatives and the progress and outcome of its negotiations with Boston Scientific. The EndoChoice Board believed, based on its negotiations with Boston Scientific, that the Offer Price was the highest price per Share that Boston Scientific was willing to pay and that the Merger Agreement contained the most favorable non-economic terms to EndoChoice and its stockholders to which Boston Scientific was willing to agree. The non-economic terms of the Merger Agreement which the EndoChoice Board believes are favorable to EndoChoice and its stockholders include:

•	the fact that the Merger Agreement, (1) allows EndoChoice under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger; (2) allows the EndoChoice Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior proposal; (3) allows EndoChoice to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal; and (4) requires EndoChoice to pay a termination fee of $7.95 million if the Merger Agreement is terminated in certain circumstances (which constitutes approximately 3.75% of the aggregate equity value to be paid by Boston Scientific in the Transaction) which amount the EndoChoice Board believed was reasonable, including relative to termination fees in transactions of a similar size;

•	the fact that Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, that the Merger must be consummated as promptly as practicable after the closing of the Offer and at the same per Share price as the Offer Price, and the EndoChoice Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated;

•	the fact that that the Purchaser must extend the Offer for successive periods of up to ten business days each if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser); and

•	the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Opinion of EndoChoice’s Financial Advisor. The EndoChoice Board considered the financial presentation and opinion, dated September 26, 2016, of Guggenheim Securities to the EndoChoice Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Common Stock (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “—Opinion of EndoChoice’s Financial Advisor” below.

•	Business Reputation of Parent. The EndoChoice Board considered the business reputation, management, experience in completing similar transactions and financial resources of Boston Scientific. The EndoChoice Board believed that these factors supported the conclusion that a transaction with Boston Scientific could be completed relatively quickly and in an orderly manner.

•	Appraisal Rights. The EndoChoice Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The EndoChoice Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

•	the fact that EndoChoice would no longer exist as an independent, publicly traded company, and EndoChoice stockholders would no longer participate in any future earnings or growth of EndoChoice or benefit from the successful execution of EndoChoice’s current strategy as a public company;

•	the potential risk of diverting management attention and resources from the operation of EndoChoice’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

•	the risks and costs to EndoChoice if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on EndoChoice’s employees, customers and other parties, which may impair EndoChoice’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with EndoChoice;

•	the possibility that under certain circumstances, EndoChoice may be required to pay Parent a termination fee of $7.95 million;

•	the risk that the announcement of the potential sale of Fuse, as contemplated by the Merger Agreement, may negatively impact EndoChoice’s business now and in the future;

•	the fact that the gain, if any, realized by EndoChoice’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the restrictions in the Merger Agreement on the conduct of EndoChoice’s business prior to the consummation of the Merger, which may delay or prevent EndoChoice from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied; and

•	the fact that certain of EndoChoice’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of EndoChoice’s other stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between EndoChoice and its Executive Officers, Directors and Affiliates” above.

The above discussion of the information and factors considered by the EndoChoice Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes material reasons and factors considered by the EndoChoice Board. In view of the wide variety of reasons and factors considered, the EndoChoice Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the EndoChoice Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the EndoChoice Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

The foregoing description of the consideration by the EndoChoice Board of the reasons supporting the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

Certain Unaudited Prospective Financial Information

Other than our financial guidance that we make publicly available, as a matter of course, EndoChoice does not develop or publicly disclose long-term projections or internal projections of its future financial performance and is especially wary of making projections for extended periods given the unpredictability of the underlying assumptions and estimates, particularly regarding the launch of its Fuse product. However, in connection with the evaluation of EndoChoice’s strategic transaction process described in this Schedule 14D-9, EndoChoice’s senior management prepared and provided to the EndoChoice Board certain non-public, unaudited prospective financial information to assist the EndoChoice Board in considering, analyzing and evaluating potential strategic alternatives for EndoChoice, including the Offer and the Merger.

The projected financial information set forth below, referred to collectively as the “Management Projections,” was considered by the EndoChoice Board in evaluating EndoChoice’s strategic transaction process, including the Offer and the Merger. Certain of the Management Projections were provided to Boston Scientific and certain other strategic parties during the process, as described below. In addition, the Second August 2016 Projections set forth below are included in this Schedule 14D-9 because this information was prepared as described above, provided to Boston Scientific and reviewed and approved by the EndoChoice Board and provided to Guggenheim Securities’ for its use and reliance in connection with its financial analyses and opinion as described in “—Opinion of EndoChoice’s Financial Advisor.” The Management Projections are not included in this document to influence your decision whether to tender your Shares in the Offer.

The Management Projections were not prepared with a view to public disclosure and are included in this Schedule 14D-9 only because such information was made available as described above. The Management Projections were also not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of EndoChoice’s management, were prepared on a reasonable basis and reflect EndoChoice’s management’s best currently available estimates and judgments. For example, certain metrics included in the Management Projections are non-GAAP financial measures, and the Management Projections do not include footnote disclosures as may be required by GAAP. Furthermore, neither KPMG LLP, EndoChoice’s independent registered public accounting firm, nor any other independent accountants, have examined, reviewed, compiled or otherwise applied procedures to the Management Projections, nor have they expressed any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Management Projections.

The Management Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions, changes to EndoChoice’s business, financial condition or results of operations, and other matters. Many of these estimates and assumptions are difficult to predict, subject to significant economic and competitive uncertainties, are beyond EndoChoice’s control, and may cause the Management Projections or the underlying assumptions not to be realized. Since the Management Projections cover multiple years, the information contained therein, and the estimates and assumptions on which they are based, by their nature become even less predictive with each successive year. Further, the Management Projections do not take into account any circumstances or events occurring after the date they were prepared. As a result, there can be no assurance that the Management Projections will be realized or that EndoChoice’s actual results will not be significantly higher or lower than projected.

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Management Projections. Inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as a representation by any person that the results contained in the Management Projections will be achieved. Except as may be required by applicable securities laws, there is no intention to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events. EndoChoice has made no representation to Boston Scientific or Purchaser in the Merger Agreement or otherwise concerning the Management Projections.

For purposes of the Management Projections set forth below, Gross Profit, Adjusted EBITDA, Operating Profit and Unlevered Free Cash Flow are defined as follows:

•	Gross Profit is defined as total revenue less the cost of goods sold.

•	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding the impact of recurring, non-cash stock-based compensation expense.

•	Operating Profit is defined as gross profit less operating expenses excluding the impact of interest and taxes.

•	Unlevered Free Cash Flow is defined as after-tax net operating profit (reflecting the deduction of stock-based compensation) minus capital expenditures and changes in working capital plus depreciation and amortization.

The Management Projections are forward-looking statements and are protected accordingly under the securities laws. For information on factors that may cause EndoChoice’s future financial results to vary materially, see “Cautionary Statement Concerning Forward-Looking Information.”

April 2016 Projections

In April 2016, EndoChoice’s senior management prepared certain Management Projections, as summarized below, and provided them to the EndoChoice Board and Guggenheim Securities. The April 2016 Projections were not provided to Boston Scientific or any other strategic party. The Management Projections set forth in the first table below, referred to as the “April 2016 Projections — Base Case,” primarily assumed (a) an additional 20 territory managers in 2018, 20 territory managers in 2019 and ten territory managers in 2020, (b) a 5% increase each year in the average selling price of Fuse systems and (c) general gross margin increases due to fixed cost absorption.

The financial projections set forth in the second table below, referred to as the “April 2016 Projections — Operating Case,” were prepared using the same assumptions as the April 2016 Projections — Base Case and further assumed (a) an additional ten territory managers in 2017 instead of 2020 and (b) higher gross margin increases due to fixed cost absorption. The April 2016 Projections — Base Case and the April 2016 Projections — Operating Case are collectively referred to as the “April 2016 Projections.” The April 2016 Projections were subsequently updated by management and superseded by the Second August 2016 Projections described below.

April 2016 Projections — Base Case

	April 2016 Projections – Base Case
(dollars in millions)	2016E		2017E	2018E	2019E	2020E
Revenue	$87		$107	$135	$173	$216
Gross Profit	33		48	66	91	117
Adjusted EBITDA	(28)		(14)	4	23	45
Operating Profit	(42)		(30)	(14)	3	25
Unlevered Free Cash Flow	(20	)(1)	(32)	(16)	6	21

(1)	For the second half of 2016.

April 2016 Projections — Operating Case

	April 2016 Projections – Operating Case
(dollars in millions)	2016E		2017E	2018E	2019E	2020E
Revenue	$91		$123	$159	$205	$247
Gross Profit	35		55	78	108	136
Adjusted EBITDA	(26)		(10)	12	37	61
Operating Profit	(40)		(27)	(9)	16	41
Unlevered Free Cash Flow	(20	)(1)	(29)	(13)	18	29

(1)	For the second half of 2016.

June 2016 Projections

In June 2016, EndoChoice’s senior management prepared certain Management Projections, as summarized below, which were not provided to Boston Scientific or any other strategic party but were provided to the EndoChoice Board. Such Management Projections are referred to as the “June 2016 Projections.” The June 2016 Projections reflected the actual results for the first fiscal quarter of 2016 and were prepared using the same assumptions as the April 2016 Projections — Operating Case. The June 2016 Projections further assumed (a) an additional ten territory managers in 2018 (instead of 20 as assumed in the April 2016 Projections – Operating Case) and ten territory managers in 2020, (b) lower Fuse unit sales, (c) differing rates of adoption for Fuse and (d) lower gross margin increases due to less fixed cost absorption.

	June 2016 Projections
(dollars in millions)	2016E	2017E	2018E	2019E	2020E
Revenue	$87	$115	$148	$182	$227
Gross Profit	33	52	73	98	133
Adjusted EBITDA	(28)	(12)	6	27	59
Operating Profit	(42)	(29)	(13)	7	39

EndoChoice’s senior management provided Management Projections to Boston Scientific and Party A, Party B, Party D and Party E that were identical to the June 2016 Projections except for immaterial changes due to rounding. The June 2016 Projections were subsequently updated by management and superseded by the Second August 2016 Projections described below.

First August 2016 Projections

In August 2016, EndoChoice’s senior management prepared certain Management Projections, as summarized below, and provided them to the EndoChoice Board, Boston Scientific and Party A, Party D and Party G. Such Management Projections are referred to as the “First August 2016 Projections.” The First August 2016 Projections reflected EndoChoice’s actual results for the second fiscal quarter of 2016 and were prepared using the same assumptions as the June 2016 Projections. The First August 2016 Projections further assumed (a) no additional territory managers in 2017, (b) lower Fuse unit sales,

(c) differing rates of adoption for Fuse, (d) increases in the average selling price of Fuse to $205,000 in 2019 and 2020 and (e) general gross margin decreases due to less fixed cost absorption but offset with decreases in obsolescence. The First August 2016 Projections were subsequently updated by management and superseded by the Second August 2016 Projections described below.

	First August 2016 Projections
(dollars in millions)	2016E	2017E	2018E	2019E	2020E
Revenue	$84	$105	$128	$153	$186
Gross Profit	29	46	61	80	103
Adjusted EBITDA	(36)	(18)	(5)	10	31
Operating Profit	(62)	(31)	(19)	(5)	16

Second August 2016 Projections

In August 2016, EndoChoice’s senior management also prepared certain Management Projections, as summarized below, and provided them to the EndoChoice Board, Boston Scientific and Guggenheim Securities. Such Management Projections are referred to as the “Second August 2016 Projections.” The Second August 2016 Projections were prepared using the same assumptions as the First August 2016 Projections. In addition, EndoChoice’s senior management extended the Management Projections to year-end 2023 to provide an extended view of EndoChoice’s business prospects as EndoChoice matures and moves closer to steady-state growth.

	Second August 2016 Projections
(dollars in millions)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$84	$105	$128	$153	$186	$214	$238	$260	$—	$—	$—
Gross Profit	29	46	61	80	103	122	137	150	—	—	—
Adjusted EBITDA	(36)	(18)	(5)	10	32	46	57	64	—	—	—
Unlevered Free Cash Flow	(48)	(28)	(17)	(8)	9	16	22	24	26	27	28

Opinion of EndoChoice’s Financial Advisor

Overview

The Company has retained Guggenheim Securities as its financial advisor in connection with the Offer and the Merger. In selecting Guggenheim Securities as its financial advisor, the Company considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the medical device industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the September 26, 2016 meeting of the EndoChoice Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the EndoChoice Board to the effect that, as of September 26, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Common Stock (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex I to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any material provided in connection therewith):

•	was provided to the EndoChoice Board (in its capacity as such) for its information and assistance in connection with its evaluation of the $8.00 per Share cash consideration;

•	did not constitute a recommendation to the EndoChoice Board with respect to the Offer and the Merger;

•	does not constitute advice or a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote or act in connection with the Offer, the Merger or otherwise;

•	did not address the Company’s underlying business or financial decision to pursue the Offer and the Merger, the relative merits of the Offer and the Merger as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage;

•	addressed only the fairness, from a financial point of view and as of the date of such opinion, of the $8.00 per Share cash consideration to the extent expressly specified in such opinion;

•	expressed no view or opinion as to any other term, aspect or implication of the Offer, the Merger or the Merger Agreement (including, without limitation, the form or structure of the Offer and the Merger, any pre-closing restructuring or sale or other transaction involving the Company’s businesses or any tender and support or other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Offer and the Merger or the fairness, financial or otherwise, of the Offer and the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of the Company, Parent or other participants in the Offer and the Merger; and

•	expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s or Parent’s directors, officers or employees, or any class of such persons, in connection with the Offer and the Merger relative to the $8.00 per Share cash consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft, dated September 26, 2016, of the Merger Agreement;

•	reviewed certain publicly available business and financial information regarding the Company;

•	reviewed certain non-public business and financial information regarding the Company’s businesses and prospects, including certain financial projections for the Company for the calendar years ending December 31, 2016 through December 31, 2023 (the “Company Forecast”) and certain illustrative extrapolations of the Company Forecast with respect to the Company’s utilization of its estimated net operating loss carryforwards during the calendar years ending December 31, 2024 through December 31, 2026 (the “Illustrative NOL Extrapolations”), all as prepared and provided to Guggenheim Securities by the Company’s senior management;

•	discussed with the Company’s senior management its views of the Company’s businesses, operations, historical and projected financial results and future prospects, including the liquidity position and capital requirements of the Company and commercial, competitive and regulatory dynamics in the medical device industry;

•	reviewed the historical prices, trading multiples and trading activity of the Shares;

•	compared the financial performance of the Company and the trading multiples of the Shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Offer and the Merger;

•	performed a discounted cash flow analysis for the Company based on the Company Forecast and the Illustrative NOL Extrapolations; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities notes that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Company Forecast, the Illustrative NOL Extrapolations and any other estimates and other forward-looking information) furnished by or discussed with the Company or obtained from public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company Forecast, the Illustrative NOL Extrapolations or any other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Company Forecast, the Illustrative NOL Extrapolations or any other estimates and other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of the Company’s senior management that it was unaware of any facts or circumstances that would make such information (including, without limitation, the Company Forecast, the Illustrative NOL Extrapolations and any other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to (i) the Company Forecast, the Illustrative NOL Extrapolations and any other estimates and other forward-looking information relating to the Company furnished by or discussed with the Company, (a) Guggenheim Securities was advised by the Company’s senior management, and Guggenheim Securities assumed, that the Company Forecast, the Illustrative NOL Extrapolations and such other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company and (b) Guggenheim Securities assumed that the Company Forecast, the Illustrative NOL Extrapolations and such other estimates and other forward-looking information had been reviewed by the EndoChoice Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•	During the course of its engagement, Guggenheim Securities was asked by the EndoChoice Board to solicit indications of interest from selected third parties regarding a potential transaction with the Company, and Guggenheim Securities considered the results of such solicitation in rendering its opinion.

•	Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•	Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Offer and the Merger to the Company or its securityholders. Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company and its other advisors with respect to such matters.

•	Guggenheim Securities further assumed that:

•	in all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the Company, Parent and Purchaser would comply with all terms of the Merger Agreement and (iii) the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Offer and the Merger would be satisfied without any waiver, modification or amendment thereof; and

•	the Offer and the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company or the Offer and the Merger in any way meaningful to Guggenheim Securities’ analyses or opinion.

•	Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities of the Company may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Offer and the Merger.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the EndoChoice Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the EndoChoice Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•	based its financial analyses on various assumptions, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors, all of which are beyond the control of the Company, Parent, Purchaser and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•	ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of its opinion, of the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Common Stock (other than Parent, Purchaser and their respective affiliates).

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•	Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the selected publicly traded companies used in the selected public companies analysis described below is identical or directly comparable to the Company, and none of the selected precedent merger and acquisition transactions used in the selected precedent transactions analysis described below is identical or directly comparable to the Offer or the Merger; however, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to the Company based on Guggenheim Securities’ familiarity with the medical device industry.

•	In any event, the selected public companies analysis and the selected precedent transactions analysis are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the selected publicly traded companies and selected precedent merger and acquisition transactions to which the Company and the Offer and the Merger were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CapEx: means capital expenditures.

•	EBITDA: means the relevant company’s operating earnings before interest, taxes, depreciation and amortization.

•	Enterprise value: represents the relevant company’s net equity value plus (i) the book value of total debt and non-convertible preferred stock and (ii) the book value of any non-controlling or minority interests less (iii) cash, cash equivalents, and short- and long-term marketable investments, as applicable.

•	LTM: means latest 12 months.

•	NTM: means next 12 months.

•	Unlevered free cash flow: means the Company’s after-tax net operating profit (reflecting the deduction of stock-based compensation) minus CapEx and changes in working capital plus depreciation and amortization.

Recap of Implied Transaction Statistics

Based on the transaction price of $8.00 per Share in cash, Guggenheim Securities calculated various implied transaction-related premiums and multiples as outlined in the table below:

Implied Transaction Statistics at Market

and at Transaction Consideration of $8.00/Share

	Common Stock Price	Transaction Consideration of $8.00
Implied Premium/(Discount) Relative to the Company’s:
Closing Stock Price at September 23, 2016	$4.12	94%
30-Day Volume-Weighted Average Share Price	4.11	94
90-Day Volume-Weighted Average Share Price	4.38	83
Enterprise Value/Revenue – Based on Company Forecast:
LTM as of the quarter ending September 30, 2016	1.39x	2.73x
NTM as of the quarter beginning October 1, 2016	1.07	2.10

Financial Analyses

Recap. In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including a discounted cash flow analysis, a selected precedent transactions analysis and a selected public companies analysis. For informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for Shares, implied premiums paid or proposed to be paid in selected precedent healthcare industry transactions, and Wall Street equity research analysts’ price targets for Common Stock. Implied per Share equity values reflected below were rounded to the nearest $0.05.

Summary of Financial Analyses

Transaction Consideration	$8.00

	Implied Reference Ranges for the Company
Financial Analyses	Low	High
Discounted Cash Flow Analysis – Based on Company Forecast and Illustrative NOL Extrapolations	$4.50	$7.10
Selected Precedent Transactions Analysis:
Based on LTM Revenue	$6.60	$9.50
Based on NTM Revenue	7.60	11.40
Selected Public Companies Analysis:
Based on 2016E Revenue	$6.35	$10.25
Based on 2017E Revenue	5.95	9.90
For Informational Reference Purposes
Stock Price Range During 52-Week Period Ended September 23, 2016	$3.65	$13.40
Selected Premiums Paid (25th to 75th percentile)	5.75	7.10
Wall Street Equity Research Analysts’ Discounted Stock Price Targets	4.70	8.85

Discounted Cash Flow Analysis. Guggenheim Securities performed an illustrative standalone discounted cash flow analysis of the Company based on projected unlevered free cash flows (without giving effect to any potential future equity capital raise and related dilution) for the Company, an estimate of its terminal/continuing value at the end of the projection horizon derived from the Company Forecast and the estimated present value (as of September 30, 2016) of the potential tax savings expected to result from the utilization of the Company’s estimated net operating loss carryforwards based on the Company Forecast and the Illustrative NOL Extrapolations. In performing its discounted cash flow analysis:

•	Guggenheim Securities used a selected discount rate range of 11.75% to 13.75% based on an estimate of the Company’s weighted average cost of capital.

•	In calculating the Company’s terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities utilized a two-stage terminal/continuing value methodology based on an illustrative reference range of perpetuity growth rates of the Company’s steady-state terminal year normalized after-tax unlevered free cash flow of 2.0% to 4.0%.

Guggenheim Securities’ illustrative discounted cash flow analysis resulted in an overall reference range of approximately $4.50 to $7.10 per Share (with approximately $1.32 to $1.49 per Share attributable to the estimated present value of the Company’s net operating loss carryforwards) for purposes of valuing Shares on a standalone intrinsic-value basis, as compared to the transaction consideration of $8.00 per Share.

Selected Precedent Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent transactions that Guggenheim Securities deemed generally relevant for purposes of this analysis as precedent transactions announced since 2008 involving target companies in the medical device industry with product portfolios inclusive of a capital equipment component and with transaction values of less than $1.0 billion. The following 10 precedent transactions, collectively referred to as the selected precedent transactions, were selected by Guggenheim Securities for purposes of this analysis:

Selected Precedent Transactions

Date Announced	Acquiror	Target Company
2/27/15	Nikon Corporation	Optos Plc

6/26/14	Merz Pharma Group	Ulthera, Inc.

12/8/13	Covidien plc	Given Imaging Ltd.

6/28/13	Boston Scientific Corporation	C.R. Bard, Inc. (Electrophysiology Business)

6/12/13	Mindray Medical International Limited	ZONARE Medical Systems, Inc.

1/8/13	Analogic Corporation	Ultrasonix Medical Corporation

12/15/11	FUJIFILM Holdings Corporation	SonoSite, Inc.

3/7/11	Accuray Incorporated	TomoTherapy Incorporated

9/16/08	Getinge AB	Datascope Corp.

3/11/08	Mindray Medical International Limited	Datascope Corp. (Patient Monitoring Business)

Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control multiples for the selected precedent transactions based on Wall Street equity research estimates and other publicly available information, as summarized in the table below:

Selected Precedent Transactions Multiples

	Transaction Value as Multiple of
	LTM Revenue	NTM Revenue
Statistical Recap:
Mean	2.83x	2.52x
Median	2.41	2.47
High	6.70	4.46
Low	0.65	0.57
75th Percentile	3.08	2.90
25th Percentile	1.78	2.22
Company at Transaction Consideration	2.73x	2.10x

In performing its selected precedent transactions analysis of the Company, Guggenheim Securities selected a reference range of transaction multiples for purposes of valuing the Company on a change-of-control basis as follows: (i) a transaction enterprise value/LTM revenue multiple range of 2.25x to 3.25x, which implied a reference range of approximately $6.60 to $9.50 per Share and (ii) a transaction enterprise value/NTM revenue multiple range of 2.0x to 3.0x, which implied a reference range of approximately $7.60 to $11.40 per Share, as compared to the transaction consideration of $8.00 per Share.

Selected Public Companies Analysis. Guggenheim Securities reviewed and analyzed the Company’s trading metrics and historical and forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis as medical device companies with negative 2016E EBITDA, market capitalizations of $50 million to $500 million, 2016E revenue in excess of $10 million and gross margins of less than 60%. The following four publicly traded companies, collectively referred to as the selected companies, were selected by Guggenheim Securities for purposes of this analysis:

Selected Companies

◾ Avinger, Inc. ◾ ConforMIS, Inc. ◾ SeaSpine Holdings Corporation ◾ Tandem Diabetes Care, Inc.

Guggenheim Securities calculated, among other things, certain public market trading multiples for the selected companies based on Wall Street equity research estimates, each company’s most recent publicly available financial filings and other publicly available information and, as applicable, pro forma for certain equity offerings and recent acquisitions based on payments at closing, as summarized in the table below:

Selected Companies Trading Multiples

	Enterprise Value
	2016E Revenue	2017E Revenue
Statistical Recap:
Mean	3.05x	2.22x
Median	3.27	2.46
High	4.96	3.28
Low	0.70	0.68
Company:
Trading Basis
Company Forecast	1.29x	1.03x
Wall Street Equity Research Estimates	1.34	1.14
Transaction Basis ($8.00)
Company Forecast	2.53x	2.02x

In performing its selected public companies analysis of the Company, Guggenheim Securities selected reference ranges of trading multiples for purposes of valuing the Company on a standalone public market trading basis as follows: (i) an enterprise value/2016E revenue multiple range of 2.0x to 3.25x, which implied a reference range of approximately $6.35 to $10.25 per Share and (ii) an enterprise value/2017E revenue multiple range of 1.5x to 2.5x, which implied a reference range of approximately $5.95 to $9.90 per Share, as compared to the transaction consideration of $8.00 per Share.

Other Financial Reviews

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews as summarized below for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews to be determinative methodologies for purposes of its opinion.

Stock Price Trading History. Guggenheim Securities reviewed the Company’s stock price trading history over the 52-week period ended September 23, 2016. Guggenheim Securities noted that the range of stock prices for the Company during such period was approximately $3.65 to $13.40 per Share, as compared to the transaction consideration of $8.00 per Share.

Selected Premiums Paid. Guggenheim Securities reviewed, based on publicly available information, the implied premiums paid or proposed to be paid in 24 selected healthcare industry transactions announced during the five-year period ended September 23, 2016 with transaction values in excess of $50 million involving public targets with stock prices of less than $5.00 per share. Based on, among other things, closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of the relevant transaction (or, in certain cases, one trading day prior to the board meeting at which the relevant transaction was approved or one trading day prior to the date a third party announced its intention to acquire the target), Guggenheim Securities noted that applying the 25th percentile to 75th percentile of the one trading day premiums derived from such transactions of approximately 39.8% to 72.9% to the Company’s closing stock price on September 23, 2016 (the last trading day prior to the EndoChoice Board meeting at which the Offer and the Merger were approved) indicated an implied reference range of approximately $5.75 to $7.10 per Share, as compared to the transaction consideration of $8.00 per Share.

Wall Street Equity Research Analysts’ Discounted Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst price targets for the Company, as published by certain Wall Street equity research analysts prior to September 23, 2016.

•	Guggenheim Securities noted that the range of forward selected equity research analyst price targets for Shares was $5.50 to $10.00 per Share, or approximately $4.70 to $8.85 per Share on a present value basis (as of September 30, 2016) using an illustrative discount rate of 12.95% (the approximate midpoint of the Company’s cost of equity), as compared to the transaction consideration of $8.00 per Share.

•	Guggenheim Securities noted that the public market trading price targets published by Wall Street equity research analysts do not necessarily reflect current market trading prices for Shares, and such estimates are subject to various uncertainties, including the future financial performance of the Company and future capital markets conditions.

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between the Company and Parent and were approved by the EndoChoice Board. The decision to enter into the Merger Agreement was solely that of the EndoChoice Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the EndoChoice Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the EndoChoice Board with respect to whether the $8.00 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Common Stock (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

As previously disclosed to the EndoChoice Board, aside from its current engagement by the Company in connection with the Offer and the Merger, during the two-year period prior to the date of its opinion, Guggenheim Securities had not previously been engaged by, provided any investment banking or financial advisory services to or received any investment banking or financial advisory fees from either the Company or Parent. Guggenheim Securities may seek to provide the Company, Parent and their respective affiliates with certain financial advisory and investment banking services unrelated to the Offer and the Merger in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of its and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to the Company, Parent, other participants in the Offer and the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or any of its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to the Company, Parent, other participants in the Offer and the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in the Company, Parent, other participants in the Offer and the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Parent, other participants in the Offer and the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Offer and the Merger that differ from the views of Guggenheim Securities’ investment banking personnel.

For a description of the terms of Guggenheim Securities’ engagement as the Company’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Support Agreements.”

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to the terms of Guggenheim Securities’ engagement, the Company has agreed to pay Guggenheim Securities a cash transaction fee upon consummation of the Offer, which cash transaction fee currently is estimated to be approximately $4 million. In connection with Guggenheim Securities’ engagement, a cash milestone fee of $1.25 million became payable to Guggenheim Securities upon delivery of Guggenheim Securities’ opinion, which fee will be credited against the cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except that each of the Supporting Stockholders, solely in their respective capacities as stockholders of EndoChoice, entered into a Support Agreement, dated September 27, 2016, with Parent and Purchaser. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Support Agreements.”

Item 7. Purposes of the Transaction, Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by EndoChoice, any subsidiary of EndoChoice or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), as incorporated in this Schedule 14D-9 by reference or related to the potential sale or shutdown of EndoChoice’s Fuse business as contemplated by the Merger Agreement, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving EndoChoice or any subsidiary of EndoChoice, (ii) any purchase, sale or transfer of a material amount of assets of EndoChoice or any subsidiary of EndoChoice, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of EndoChoice.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative transaction offers. In addition, we have agreed to certain procedures that we must follow in the event EndoChoice receives an unsolicited transaction proposal. The information set forth in Section 13 of the Offer to Purchase under the heading “—The Merger Agreement; Other Agreements” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the EndoChoice Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Change in Control Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between EndoChoice and its Executive Officers, Directors and Affiliates—Change in Control Compensation.”

Conditions of the Offer

The information set forth in Section 14 of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On September 26, 2016, the EndoChoice Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interest of, EndoChoice and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the Acceptance Time, and (iv) resolved to recommend that EndoChoice’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, that number of Shares which, together with the number of Shares (if any) then owned by Purchaser (and their respective affiliates, if any) or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis immediately prior to the expiration of the Offer) and no less than a majority of the voting power of the shares of capital stock of EndoChoice then outstanding (determined on a fully diluted basis immediately prior to the expiration of the Offer) and entitled to vote in the election of directors or the adoption of the Merger Agreement and approval of the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, the EndoChoice Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of EndoChoice who have not properly tendered (or who have properly tendered but subsequently withdrawn) their Shares in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9 that apply to the Merger. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that EndoChoice will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of 20 days after the mailing of this notice (which date of mailing is October 7, 2016) and the consummation of the Offer, which is the date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to EndoChoice at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform EndoChoice of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to EndoChoice Holdings, Inc., Attention: James B. Young, Jr., 11405 Old Roswell Road, Alpharetta, Georgia 30009. The demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record stockholder.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of some or all beneficial owners of Shares as to which such person is the record stockholder. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal (and did not properly withdraw such demand). If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. EndoChoice is under no obligation to and has no present intention to file a petition and holders should not assume that EndoChoice will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court in its discretion determines otherwise for good cause shown, and except as provided in the preceding sentence, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. The Delaware Court must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In determining the value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The Delaware Court may also assess costs (which do not include attorneys’ and expert witness fees) of the proceeding among the parties as the Delaware Court deems equitable in the circumstances. Each Dissenting Stockholder is responsible for their own attorneys’ and expert witness fees, but the Delaware Court may order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. Notwithstanding the preceding sentence, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger (provided that after this 60 day period, the stockholder may withdraw such demand for appraisal only with the consent of EndoChoice). From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

Pursuant to the Merger Agreement, on October 7, 2016, Boston Scientific and EndoChoice will file with the FTC and the DOJ a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) in connection with the purchase of the Shares in the Offer and the Merger. The filings will be subject to a 15-day initial waiting period that will expire at 11:59 p.m., New York City time, on the 15th day following Boston Scientific’s HSR Filing, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the initial waiting period by requesting additional information or documentary material prior to such expiration. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Boston Scientific with such request. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. Accordingly, unless the DOJ or the FTC extends the waiting period by requesting additional information or documentary material, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 24, 2016 unless early termination of the waiting period is granted. After the waiting period expires, absent Boston Scientific’s and EndoChoice’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated. See Section 14— “Conditions of the Offer” of the Offer to Purchase.

The FTC and the DOJ scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Boston Scientific or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” of the Offer to Purchase for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Schedule 14D-9, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

The Offer and the Merger are also subject to certain other required governmental approvals being obtained or any waiting period thereunder having lapsed. Specifically, merger control approval by the Comisión Nacional de los Mercados y la Competencia (the “Spanish Competition Authority”) is required under the antitrust laws of Spain, in particular Competition Act (Law 15/2007) of Spain and/or the Regulation on the Defence of Competition implemented by Royal Decree 261/2008. Those laws provide that certain acquisition transactions may not be consummated unless a pre-merger notification filing is made with the Spanish Competition Authority and the Spanish Competition Authority has issued its approval required pursuant to the antitrust laws of Spain, or the applicable waiting period under those laws has lapsed. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

In practice, compiling a filing and completing the review can take a significant amount of time. There can be no assurances that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period under the antitrust laws of Spain has not expired or been terminated or any consent, approval, action, ruling or no-action letter required to consummate the Offer under the antitrust laws of Spain has not been obtained, Purchaser is not required to accept for payment or pay for Shares tendered in the Offer unless and until such approval has been obtained or such applicable waiting period has expired or exemption has been obtained. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by EndoChoice with the SEC by contacting Investor Relations at 11405 Old Roswell Road, Alpharetta, Georgia 30009, Phone (888) 682-3636 or at www.endochoice.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9. Exhibits.

(a)(1)	Offer to Purchase, dated October 7, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Boston Scientific Corporation and Falcon Merger Corp., filed with the SEC on October 7, 2016 (the “Schedule TO”))

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Joint Press Release issued by Boston Scientific Corporation and EndoChoice Holdings, Inc., dated September 27, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC by EndoChoice Holdings, Inc. on September 27, 2016)

(a)(11)	Summary Advertisement, dated October 7, 2016 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(12)	Press Release issued by Boston Scientific Corporation, dated October 7, 2016 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO)

(e)(1)	Agreement and Plan of Merger, dated September 27, 2016, by and among Boston Scientific Corporation, Falcon Merger Corp. and EndoChoice Holdings, Inc., (incorporated by reference to Exhibit 2.1 to EndoChoice Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on September 27, 2016)

(e)(2)	Confidentiality Agreement, by and between EndoChoice Holdings, Inc. and Boston Scientific Corporation, dated June 6, 2016 (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(3)	Form of Tender and Support Agreement dated as of September 27, 2016, by and among Boston Scientific Corporation, Falcon Merger Corp. and certain of the stockholders of the EndoChoice Holdings, Inc. (incorporated by reference to Exhibit 99.1 to EndoChoice Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on September 27, 2016)

(e)(4)	Exclusivity Agreement, dated as of September 1, 2016 between Boston Scientific Corporation and EndoChoice Holdings, Inc.

(e)(5)	Extension of Exclusivity Agreement, dated as of September 21, 2016 between Boston Scientific Corporation and EndoChoice Holdings, Inc.

(e)(6)	Certificate of Incorporation of EndoChoice Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by EndoChoice Holdings, Inc. on August 6, 2015)

(e)(7)	Bylaws of EndoChoice Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed with the SEC by EndoChoice Holdings, Inc. on August 6, 2015)

(e)(8)	EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-204938) filed June 12, 2015)

(e)(9)	Form of Nonqualified Stock Option Agreement for EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan (incorporated by reference from Exhibit 10.12 to the Quarterly Report on Form 10-Q filed August 6, 2015)

(e)(10)	Form of Nonqualified Stock Option Agreement for the EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan, or 2015 Plan, for Grants on or after March 29, 2016 (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(11)	Form of Nonqualified Stock Option Agreement for the EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan, or 2015 Plan, for Grants on or after March 29, 2016 (incorporated by reference from Exhibit 10.2 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(12)	Form of Nonqualified Stock Option Agreement for 2015 Plan for Grants on or after March 29, 2016 to Employees in Germany (incorporated by reference from Exhibit 10.3 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(13)	Form of Incentive Stock Option Agreement for EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan (incorporated by reference from Exhibit 10.22 to the Registration Statement on Form S-1 (Registration No. 333-203883) filed May 5, 2015)

(e)(14)	Form of Restricted Stock Award Agreement for EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan (incorporated by reference from Exhibit 10.23 to the Registration Statement on Form S-1 (Registration No. 333-203883) filed May 5, 2015)

(e)(15)	Form of Restricted Stock Unit Award Agreement for 2015 Plan for Grants on or after March 29, 2016 (incorporated by reference from Exhibit 10.4 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(16)	Form of 102 Capital Gains Track Restricted Stock Unit Award Agreement for 2015 Plan for Grants on or after March 29, 2016 to Employees in Israel (incorporated by reference from Exhibit 10.5 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(17)	Form of Restricted Stock Unit Award Agreement for 2015 Plan for Grants on or after March 29, 2016 to Employees in Germany (incorporated by reference from Exhibit 10.6 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(18)	Israeli Appendix to EndoChoice Holdings, Inc. 2015 Omnibus Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 5, 2015)

(e)(19)	ECPM Holdings, LLC 2013 Incentive Unit Plan (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(20)	First Amendment to the ECPM Holdings, LLC 2013 Incentive Unit Plan (incorporated by reference from Exhibit 10.17 to the Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(21)	Second Amendment to the ECPM Holdings, LLC 2013 Incentive Unit Plan (incorporated by reference from Exhibit 10.18 to the Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(22)	Form of Incentive Unit Award Agreement for ECPM Holdings, LLC 2013 Incentive Unit Plan (incorporated by reference from Exhibit 10.19 to the Registration Statement on Form S-1 (Registration No. 333-203883) filed May 5, 2015)

(e)(23)	Form of Section 3(i) Incentive Unit Award Agreement for ECPM Holdings, LLC 2013 Incentive Unit Plan (for employees in Israel) (incorporated by reference from Exhibit 10.20 to the Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(24)	Form of 102 Capital Gains Track Incentive Unit Award Agreement for ECPM Holdings, LLC 2013 Incentive Unit Plan (for employees in Israel) (incorporated by reference from Exhibit 10.21 to our Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(25)	EndoChoice, Inc. 2007 Stock Incentive Plan as assumed by ECPM Holdings, LLC and amended and restated effective January 4, 2013 (incorporated by reference from Exhibit 10.13 to the Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(26)	Form of Stock Option Award Agreement for EndoChoice, Inc. 2007 Stock Incentive Plan (Employees) (incorporated by reference from Exhibit 10.14 to the Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(27)	Form of Stock Option Award Agreement for EndoChoice, Inc. 2007 Stock Incentive Plan (Non-Employee Directors) (incorporated by reference from Exhibit 10.15 to our Registration Statement on Form S-1/A (Registration No. 333-203883) filed May 26, 2015)

(e)(28)	EndoChoice Holdings, Inc. Amended and Restated Employee Stock Purchase Plan, including Israeli Appendix, as approved by Stockholders on April 29, 2016 (incorporated by reference from Exhibit 10.7 to our Quarterly Report on Form 10-Q filed May 4, 2016)

(e)(29)	2010 Israeli Share Option Plan (incorporated by reference from Exhibit 10.5 to the Registration Statement on Form S-8 (Registration No. 333-204938) filed June 12, 2015)

(e)(30)	2014 Declaration of Amendment to Peer Medical LTD. 2010 Israeli Share Option Plan (incorporated by reference from Exhibit 10.6 to the Registration Statement on Form S-8 (Registration No. 333-204938) filed June 12, 2015)

(e)(31)	Third Amended and Restated Employment Agreement, dated as of May 1, 2015, between ECPM Holdings, LLC and Mark G. Gilreath (incorporated by reference from Exhibit 10.25 to the Registration Statement on Form S-1 (Registration No. 333-203883) filed May 5, 2015)

(e)(32)	Amended and Restated Employment Agreement dated March 3, 2016 between EndoChoice Holdings, Inc. and David N. Gill (incorporated by reference to Exhibit 10.28 to the EndoChoice Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015)

(e)(33)	Form of Indemnification Agreement between EndoChoice Holdings, Inc. and each of its directors and executive officers (incorporated by reference to 10.30 to the Form S-1 filed with the SEC by EndoChoice Holdings, Inc. on May 5, 2015 (Registration No. 333-203883))

(e)(34)	Form of Employment Covenants Agreement for EndoChoice, Inc. (incorporated by reference from Exhibit 10.31 to the Registration Statement on Form S-1 (Registration No. 333-203883) filed May 5, 2015)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

EndoChoice Holdings, Inc.

By:	/s/ Mark G. Gilreath
Name:	Mark G. Gilreath
Title:	Chief Executive Officer

Dated: October 7, 2016

ANNEX I

Opinion of Guggenheim Securities, LLC

September 26, 2016

The Board of Directors

EndoChoice Holdings, Inc.

11405 Old Roswell Road

Alpharetta, Georgia 30009

Members of the Board:

We understand that EndoChoice Holdings, Inc. (“EndoChoice”), Boston Scientific Corporation (“Boston Scientific”) and Falcon Merger Corp., a wholly owned subsidiary of Boston Scientific (“Purchaser”), intend to enter into an Agreement and Plan of Merger to be dated as of September 27, 2016 (the “Agreement”) pursuant to which (a) Purchaser will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of EndoChoice (“EndoChoice Common Stock” and, such tender offer, the “Offer”) at a purchase price of $8.00 per share in cash (the “Consideration”) and (b) subsequent to consummation of the Offer, Purchaser will be merged with and into EndoChoice, with EndoChoice continuing as the surviving corporation (the “Merger,” and, together with the Offer as an integrated transaction, the “Transaction”), in which each outstanding share of EndoChoice Common Stock, other than shares of EndoChoice Common Stock accepted for purchase pursuant to the Offer or owned by Boston Scientific or any of its subsidiaries (including Purchaser) and subject to certain other exceptions, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Consideration to be received in the Transaction by holders of EndoChoice Common Stock (other than Boston Scientific, Purchaser and their respective affiliates) is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed a draft, dated September 26, 2016, of the Agreement;

•	Reviewed certain publicly available business and financial information regarding EndoChoice;

•

Reviewed certain non-public business and financial information regarding EndoChoice’s businesses and prospects, including certain financial projections for EndoChoice for the calendar years ending December 31, 2016 through December 31, 2023 (the “EndoChoice Forecast”) and certain illustrative extrapolations of the EndoChoice Forecast with respect to EndoChoice’s utilization of its estimated net operating loss carryforwards during the calendar years ending December 31, 2024 through December 31, 2026 (the “Illustrative NOL Extrapolations”), all as prepared and provided to us by EndoChoice’s senior management;

The Board of Directors

EndoChoice Holdings, Inc.

September 26, 2016

•

Discussed with EndoChoice’s senior management its views of EndoChoice’s businesses, operations, historical and projected financial results and future prospects, including the liquidity position and capital requirements of EndoChoice and commercial, competitive and regulatory dynamics in the medical device industry;

•	Reviewed the historical prices, trading multiples and trading activity of the shares of EndoChoice Common Stock;

•

Compared the financial performance of EndoChoice and the trading multiples of the shares of EndoChoice Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating EndoChoice;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Performed a discounted cash flow analysis for EndoChoice based on the EndoChoice Forecast and the Illustrative NOL Extrapolations; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the EndoChoice Forecast, the Illustrative NOL Extrapolations and any other estimates and other forward-looking information) furnished by or discussed with EndoChoice or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the EndoChoice Forecast, the Illustrative NOL Extrapolations or any other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the EndoChoice Forecast, the Illustrative NOL Extrapolations or any other estimates and other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of EndoChoice’s senior management that it is unaware of any facts or circumstances that would make such information (including, without limitation, the EndoChoice Forecast, the Illustrative NOL Extrapolations and any other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the EndoChoice Forecast, the Illustrative NOL Extrapolations and any other estimates and other forward-looking information relating to EndoChoice furnished by or discussed with EndoChoice, (a) we have been advised by EndoChoice’s senior management, and we have assumed, that the EndoChoice Forecast, the Illustrative NOL Extrapolations and such other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of

The Board of Directors

EndoChoice Holdings, Inc.

September 26, 2016

EndoChoice’s senior management as to the expected future performance of EndoChoice and (b) we have assumed that the EndoChoice Forecast, the Illustrative NOL Extrapolations and such other estimates and other forward-looking information have been reviewed by EndoChoice’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

During the course of our engagement, we were asked by EndoChoice’s Board of Directors to solicit indications of interest from selected third parties regarding a potential transaction with EndoChoice, and we have considered the results of such solicitation in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of EndoChoice or any other entity or the solvency or fair value of EndoChoice or any other entity, nor have we been furnished with any such appraisals. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to EndoChoice or its securityholders. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of EndoChoice and its other advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) EndoChoice, Boston Scientific and Purchaser will comply with all terms of the Agreement and (iii) the representations and warranties of EndoChoice, Boston Scientific and Purchaser contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, modification or amendment thereof. We also have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on EndoChoice or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of EndoChoice Common Stock or other securities of EndoChoice may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to EndoChoice in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Offer. A portion of our compensation is payable upon the earlier of execution of the Agreement or delivery of our opinion and will be credited against the fee payable upon consummation of the Offer. In addition, EndoChoice has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

EndoChoice Holdings, Inc.

September 26, 2016

As previously disclosed, aside from our current engagement by EndoChoice in connection with the Transaction, during the past two years, Guggenheim Securities, LLC (“Guggenheim Securities”) has not previously been engaged by, provided any investment banking or financial advisory services to or received any investment banking or financial advisory fees from either EndoChoice or Boston Scientific. Guggenheim Securities may seek to provide EndoChoice, Boston Scientific and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to EndoChoice, Boston Scientific, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or any of its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to EndoChoice, Boston Scientific, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in EndoChoice, Boston Scientific, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to EndoChoice, Boston Scientific, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to EndoChoice’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to holders of EndoChoice Common Stock in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to EndoChoice’s Board of Directors with respect to the Transaction, nor does our opinion constitute advice or a recommendation to any stockholder as to whether to tender shares of EndoChoice Common Stock in the Offer or how to vote or act in connection with the Transaction or otherwise. Our opinion does not address EndoChoice’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist

The Board of Directors

EndoChoice Holdings, Inc.

September 26, 2016

for EndoChoice or the effects of any other transaction in which EndoChoice might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration to the extent expressly specified herein. We do not express any view or opinion as to any other term, aspect or implication of the Transaction or the Agreement (including, without limitation, the form or structure of the Transaction, any pre-closing restructuring or sale or other transaction involving EndoChoice’s businesses or any tender and support or other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of EndoChoice, Boston Scientific or other participants in the Transaction. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of EndoChoice’s or Boston Scientific’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of EndoChoice Common Stock (other than Boston Scientific, Purchaser and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.